As filed with the Securities and Exchange Commission on November 17, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT

TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

GLENROSE INSTRUMENTS INC.

(Exact name of registrant as specified in its charter)

Delaware	20-3521719
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

GlenRose Instruments Inc.

45 First Avenue

Waltham, Massachusetts 02451

(Address of registrant’s principal executive offices)

Registrant’s telephone number, including area code: (781) 622-1120

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value per share

Item 1. Business

General

We provide radiological characterization and analysis; hazardous, radiological and mixed (radiological and hazardous) waste management; and environmental, safety and health services, primarily to the federal government. We do not treat, store, transport or dispose of hazardous waste as part of our business. As part of our ongoing business, our labs generate wastes, and we employ commercial firms to transport, treat, and dispose of the wastes. We also operate a network of laboratories in four locations in the United States.

Although we intend to continue to grow our laboratory and radiological services business, our primary growth strategy is to acquire and operate analytical instruments businesses. Analytical instruments use a variety of highly sophisticated measurement technologies and are used by the scientific community, the government and industry to perform basic research, applied research and development, process monitoring and control, and many other applications. Our management has extensive experience in acquiring and operating large analytical instruments businesses. We have identified a number of companies with revenues of between $10-35 million as potential acquisition targets, although we do not have any commitments to buy any businesses. Our initial strategy will be to acquire instrument companies with solid technology and to increase their operating margins and revenues using techniques developed by our management during the course of their careers in the analytical instruments industry.

GlenRose Instruments Inc. was incorporated in Delaware on September 7, 2005 as a holding company for our various subsidiaries. Its predecessor and current wholly owned subsidiary, Eberline Services Inc. (Eberline Services), was incorporated in Delaware in 1995. Our principal operational headquarters is located in Albuquerque, New Mexico, and our principal executive offices are located in Waltham, Massachusetts. We plan to maintain a website at the following address: www.glenroseinstruments.com. Through a link on our website to the SEC website, www.sec.gov, we will provide free access to our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after electronic filing with the SEC. The charters of our Board committees, and our Code of Business Conduct and Ethics for our directors, officers and employees, will also be available on our website, and we will post on our website any waivers of, or amendments to, such code of ethics. Our website and the information contained therein or connected thereto are not incorporated by reference into this registration statement.

Background and Market

Environmental Services

The principal regulatory drivers of the hazardous waste management industry are the Resource Conservation and Recovery Act, or RCRA, enacted in 1976, and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA. RCRA requires waste generators to distinguish between “hazardous” and “non-hazardous” wastes, and to treat, store and dispose of hazardous waste in accordance with specific regulations. The collection and disposal of solid and hazardous wastes are subject to local, state and federal laws and regulations, which regulate health, safety, the environment, zoning and land use. CERCLA holds generators and transporters of hazardous substances, as well as past and present owners and operators of sites where there has been a hazardous release, strictly, jointly and severally liable for environmental cleanup costs resulting from the release or threatened release. An integral part of this regulatory and compliance scheme is the need to detect and measure contaminants in order to ensure compliance.

Our present focus is on the detection and measurement of radioactive wastes and “mixed wastes” which consist of radioactive wastes and other hazardous materials. These wastes were primarily generated by the federal government during the development and production of nuclear weapons. The nuclear power industry is another source of radioactive wastes.

A significant portion of future Department of Defense and Department of Energy environmental expenditures will be directed to cleaning up military bases and to restoring former nuclear weapons facilities. The Department of Defense has stated that there is an urgent need to ensure that the hazardous wastes present at these sites, often located near population centers, do not pose a threat to the surrounding population, and, in connection with the closure of many military bases, there is an economic incentive to make sure that the environmental restoration enables these sites to be developed commercially by the private sector. The Department of Energy has long recognized the need to stabilize and safely store nuclear weapons materials and to clean up areas contaminated with hazardous and radioactive waste.

Our radiological and waste management services are employed primarily by the federal government in connection with the cleanup of the former and present atomic weapons and energy sites operated by the federal government.

Analytical Instruments

According to published sources, in 2004, the analytical instrument market was approximately $25 billion in revenues. Going forward, the global analytical instrument market is forecasted by industry reports to show solid growth, and assuming no macro-economic changes, should have sales in excess of $30 billion by 2006. We do not currently operate in the analytical instruments market, but we plan to do so.

Currently, there are over 60 types of analytical instruments being sold into a variety of markets worldwide. Analytical instruments for life sciences represent the largest single segment with annual sales of approximately $6.9 billion; sales of liquid phase instrumentation are approximately $4.1 billion; and sales of molecular spectroscopy instrumentation are approximately $2.7 billion. Instrument companies within these segments currently have higher valuations due to higher growth rate expectations. Over time, the growth rates and valuations of individual segments tend to vary as new instrumentation areas develop, demand for older instruments levels off, or new technology and regulations render older instruments obsolete.

Technologists, regulators and managers around the world rely on analytical and life science instrumentation in the pursuit of knowledge in all types of industries, from drug development and research to polymers and plastics to environmental monitoring. The number of different types of instruments and technologies employed is almost as large as the number of applications for which they are used. These life science and analytical instruments are based on various chemical separation, optical and other techniques, which each have strengths in analyzing specific materials and compounds.

Technological advancements and the search for production efficiency are driving the demand for application-specific laboratory analytical instruments and services globally. Market developments include a trend toward integrated instrumentation and software as well as extensive research in biochemistry, drug discovery, homeland security and environmental testing. Greater emphasis on quality control in manufacturing processes and economic prospects are also creating a positive impact. Historically, many instrument markets have remained relatively insulated from general economic pressures and have seen solid growth.

Improvements in instrument design such as miniaturization, incorporation of software and unattended operation with automated sample handling are aiding customers to maximize productivity and minimize costs. Vendors are focusing on compatibility of instruments with research facilities such as lab-on-a-chip and laboratory information management systems to enable complete interconnectivity. Application-specific equipment, such as surface analyzers for semiconductor chips and infrared spectrometers, are increasing the demand for these instruments as a whole.

Analytical instruments are found in over 200,000 laboratories scattered around the world. Until recently, the major markets were the United States, Western Europe and Japan. Recently, countries such as China, Taiwan and South Korea are becoming major purchasers of all types of analytical instruments.

The majority of the instrument purchases are by large commercial companies, universities and government laboratories. After the government, the pharmaceutical industry is the largest single purchaser of analytical instruments. Academia traditionally continues to have a strong demand for nearly every type of available instrument due to the complete range of scientific disciplines found at universities.

Analytical Laboratory Services

Services

We operate a network of laboratories in four locations in the United States. In addition to three radiochemistry laboratories, we also operate a stable chemistry laboratory, which provides analyses for traditional samples and for radioactive mixed waste samples. Radiochemistry is an analysis technique to determine the presence and extent of radioactive materials. The Company and its predecessors have served the nuclear industry since 1948 with the opening of a laboratory in Richmond, California. In addition, we have laboratories in Albuquerque, New Mexico; Oak Ridge, Tennessee; and Exton, Pennsylvania.

We provide a wide variety of sample analyses for government agencies, industry and nuclear utilities. The radionuclides or radioactive substances analyzed are in many chemical and physical forms, often in low concentrations and in a variety of matrices. These matrices include:

• Surface and potable water • Sea water • Rain water • Air filters • Soils and sediments • Food stuffs • Vegetation	• Aquatic and land animals • Particulate fallout • Urine and feces bioassay • Reactor coolants and effluents • Irradiated reactor fuel • Fissionable material • Low-level radioactive waste

We have extensive experience in the transuranic characterization of samples generated by the nuclear utility industry, by nuclear fuel processors, and by Department of Energy and Department of Defense facilities. Transuranic isotopes are those radioactive substances found in the atomic weapons and nuclear industries that must be isolated and disposed of in order to produce clean sites that can be returned to industrial use. We have specifically designed procedures to dissolve any refractory transuranic substances that may be present in samples from the nuclear fuel cycle. We can also perform radio-bioassays to detect and quantify radioactive substances in body fluids and excretions. Our laboratories use a broad range of analytical techniques and instrumentation. However, we work in the environmental range of analyses and do not undertake to perform high-level (hot lab) analyses.

Our stable chemistry analysis laboratory in Exton, Pennsylvania offers a full range of capabilities and a large capacity to support environmental laboratory programs. Water, soil, solid waste and air samples are analyzed for a wide variety of organic, inorganic and physical parameters using a variety of Environmental Protection Agency protocols and American Society for Testing and Materials methods. Routine service capabilities include organic chemicals, metals, wet chemistry and physical properties. Ancillary services include field sampling, field screening, data interpretation, method development and validation, onsite laboratories, mobile laboratories, analytical specifications preparation (QA project plans, sampling and analysis plans) and data storage.

Regulation

While our business has benefited substantially from increased governmental regulation of hazardous wastes, the environmental services industry itself has become the subject of extensive and evolving regulation by federal, state and local authorities. Environmental testing laboratories like those we operate are subject to a variety of certifications. We believe that we have acquired all operating permits and approvals required for the current operation of our business. We make a continuing effort to anticipate regulatory, political and legal developments that might affect operations, but are not always able to do so. We cannot predict the extent to which any environmental legislation or regulation that may be enacted or enforced in the future may affect our operations.

Our laboratories hold the appropriate permits and licenses from the Department of Energy, Department of Defense, U.S. Corps of Engineers, Navy, Nuclear Regulatory Agency, and from over 26 states.

Clients

The largest component of our laboratory business is with the federal government and its prime contractors. We service more than 100 clients overall. We generally have long-standing relationships with our clients, averaging more than ten years with our top ten clients. Our diversified client base also provides stable and recurring revenues as a majority of our revenues are derived from previously served customers with recurring needs for our services. Our clients include federal agencies, prime contractors to the federal government, state regulatory agencies, and leading companies in the environmental marketplace.

Our strategy is to develop and maintain ongoing relationships with a diversified group of customers who have recurring needs for environmental services. We strive to be recognized as a reliable and high quality supplier of laboratory testing services based upon quality, responsiveness, customer service, information technologies, breadth of analytical techniques and cost effectiveness.

For the previous three years ended December 31, 2005, December 31, 2004 and December 27, 2003, the federal government and its prime contractors accounted for more than 80% of our laboratory services revenues and more than 90% of our consolidated revenues. No other customer accounted for more than 5% of our laboratory services revenues. Total laboratory revenues were approximately 30% of our consolidated revenues.

Laboratory pricing is based upon fixed unit pricing. In this process, clients are invoiced for each analysis based on a fixed price for each substance that is analyzed, the type of report and quality assurance desired, and the total price is determined by the number of corresponding analyses. Discounts may be provided for large volumes. Premiums are added for faster turn-around times of analyses. The laboratories have no cost-reimbursable contracts.

We provide our services under contracts and purchase orders. We bill all of our laboratory clients as analyses are completed and data packages are submitted to the client. No billing is done periodically based on costs incurred, on either an hourly-fee basis or on a percentage of completion. Analyses are normally completed and invoiced within one month after sample receipt from the client.

Environmental Services

Services

Our environmental specialists provide a wide range of services for radiological characterization and analysis; hazardous, radioactive and mixed waste management; and environmental, safety and health management. These services include program development, implementation and assessment; regulatory analysis, strategy development, permitting and compliance; and environmental liabilities management through such techniques as pollution prevention and application of best management practices. Our field services personnel provide radiological and industrial hygiene control and monitoring.

Our major environment services client is the federal government, either directly or through its prime contractors. Our experience dates back to 1989 when we had our first contracts at the Department of Energy’s Los Alamos National Laboratory (Los Alamos) and Waste Isolation Pilot Plant (WIPP).

Our core competencies in environmental services are hazardous and radioactive waste characterization, waste management, and multimedia environmental regulatory compliance. Environmental regulatory compliance capabilities include multimedia environmental program development, implementation and assessment, including in the following areas:

•                  Air quality;

•                  Water quality (drinking water, storm water, wastewater, surface water and groundwater);

•                  Waste management (sanitary, solid, hazardous, radioactive, mixed and toxic substances);

•                  Soil and subsurface quality (bioremediation strategies for petroleum-contaminated soils; and characterization and investigation of subsurface contamination).

The current personnel of our environmental services operations consist of over 25 professionals, who include environmental scientists and engineers, health physicists and nuclear engineers. The staff members hold professional certifications and registrations such as Certified Environmental Trainer, Safe Drinking Water Act Compliance Sampler, Hazardous Waste Specialist, Hazardous Substances Professional, Registered Environmental Manager, Certified Hazardous Materials Manager, New Mexico Water Systems Operator Levels I through IV, and New Mexico Wastewater Systems Operator Levels I through IV. Several of our employees have Department of Energy security clearances. Approximately 90% of our environmental personnel hold college degrees.

As an outgrowth of its radiological characterization expertise, our staff developed for its own use a gamma spectral analysis software tool, SNAP™, which we use on projects at Los Alamos, Rocky Flats Environmental Technology Site (Rocky Flats), and Idaho National Engineering and Environmental Laboratory (Idaho National Lab). This software tool allows an experienced gamma spectral analyst more flexibility in performing peak identification, source modeling, and assay calculations than other similar, commercially available software. SNAP is used by customers at Los Alamos, Sandia National Laboratories, and at the U.K. atomic agency in Aldermaston, England.

Clients and Contracts

We currently manage and perform contracts for clients at Los Alamos, Idaho National Lab, Oak Ridge National Laboratory (Oak Ridge), and for the New Mexico Environment Department. At Los Alamos, where we have supported waste management and environmental protection programs since 1989, we currently have two contracts. These include task order contracts to provide radiological waste characterization services and waste management technical support services, as well as a subcontract to manage environmental protection programs for the Los Alamos site support services subcontractor. We have provided radiological characterization services in support of closure activities at Rocky Flats since 1999, and radiological characterization in support of waste retrieval operations at Idaho National Lab since 2003. We have provided on-call, statewide hazardous materials incident response services to the New Mexico Environment Department since 1997.

Our waste management expertise includes comprehensive waste certification and characterization support activities for transuranic wastes destined for WIPP. We have provided WIPP certification support at numerous Department of Energy sites including Hanford (Washington State) Reservation Site (Hanford Reservation), Los Alamos, Idaho National Lab, Oak Ridge, Argonne National Laboratory-East and Lawrence Berkeley National Laboratory, and we have operated mobile transuranic waste characterization systems at Nevada Test Site and Argonne National/Laboratory-East. Additionally, the environmental services group is part of the PMTech, Inc. team that has been awarded one of the Department of Energy’s nationwide decontamination, decommissioning and remediation contracts. The environmental group has multiple-year basic ordering agreement contracts in two areas at Los Alamos. The first is a five-year contract for waste management with a total value of $20 million dollars of which less than $5 million has been expended. The second is an environmental support contract to KSL LLC (“KSL”), a prime contractor at Los Alamos, which generates approximately $1.7 million dollars per year. Our Los Alamos contract with KSL expires in November of 2006 and an extension for one more year is anticipated. Eberline has been contracted for this scope of work for the last eight years, as a subcontractor to KSL and its predecessor.

Since 1994, our Eberline Services Hanford, Inc. subsidiary has provided radiological and industrial hygiene support, quality assurance, and safety services as a pre-selected subcontractor to Bechtel Hanford, Inc. at the Hanford Reservation. The Hanford Reservation is the largest complex within the Department of Energy, and the cleanup program is anticipated to extend beyond 2035. From 1994-2005, our subsidiary generated over $120 million in revenue from the Environmental Restoration Contract (“ERC”). Based in Richland, Washington, our subsidiary has approximately 163 employees. It has a contract with the Hanford Atomic Metal Trades Council labor bargaining unit and employs radiological control and industrial hygiene technicians to support Hanford Reservation projects. The Hanford Reservation contract is the largest held by us and accounts for more than 40% of our total revenues.

Until September 2005, we performed the Hanford Reservation work under a subcontract agreement with Bechtel Hanford, Inc. That contract, the ERC Contract, expired on August 30, 2005. In August 2005, the Department of Energy awarded the successor contract, the River Corridor contract (“RCC”), to Washington Closure Hanford, LLC (“WCH”). WCH pre-selected Eberline Services Hanford, Inc. as a subcontractor, and we continue to provide services to the site-wide clean-up effort. The scope of the work of the WCH prime contract may possibly require a period of 10 years to be completed; however, there are substantial incentives for the team to complete the project in less time. Eberline Services’ current contract relationship with WCH is on a year-to-year basis. As with all contracts of this nature, our contract can be canceled on relatively short notice at the convenience of the government.

At the Hanford Reservation site, we provide radiation protection services for the excavation, decontamination, and decommissioning of reactors, area surveillance maintenance and transition facilities, area remedial action and waste disposal sites, the Environmental Restoration Disposal Facility for the underground disposal of low-level wastes, the ground water project, and the complex decontamination and decommissioning of the plutonium processing facility. The services provided by our radiological personnel include:

•                  Maintain adequate staffing of radiological control technicians and radiological control supervisors for the projects to detect and prevent the exposure of personnel to radiation;

•                  Perform and document radiation, contamination and airborne surveys;

•                  Write and approve radiological work permits;

•                  Write and implement procedures and work instructions to ensure compliance with federal regulations for conducting work in areas that cause exposure to radioactivity;

•                  Provide program and inventory support for the radiological instrumentation and source control programs;

•                  Maintain and provide input for radiological worker and workplace monitoring metrics;

•                  Provide radiation surveys of large, contaminated open areas on the Hanford Reservation site using proprietary GPS and laser-assisted radiological mapping systems; and

•                  Maintain a cadre of certified instructors that provide radiological training.

We have established an excellent record for working safely in an environment consisting of radioactively contaminated condemned buildings and nuclear reactors, contaminated excavation sites with steep slopes and trenches, and in the vicinity of heavy equipment. In spite of the fact that approximately 120 technicians are deployed daily to work in excavation sites and old buildings and facilities, we have had only one lost-time injury in the 10-year ERC contract history.

Our quality assurance team ensures that radiological and industrial hygiene work activities conducted at the Hanford Reservation site are planned, controlled, and performed in accordance with quality requirements of applicable regulations, Department of Energy orders and contract requirements. Our quality assurance program is designed to detect and prevent programmatic problems. A graded approach is used to identify, control, and correct processes and services that do not meet specified requirements. This facilitates evaluation of actual performance against performance objectives and criteria.

Our industrial hygiene staff is an integral part of the Integrated Safety and Management System. The group provides a broad range of industrial hygiene services for radiological and industrial job planning, hazard recognition and control, work performance and post job review. Planning activities include review for potential legacy toxicants (e.g., asbestos, lead, beryllium, etc.), confined space classification, and ventilation. The review may result in recommendations such as an alternate product or substitution, respiratory protection selection, and personal protective equipment requirements. During job evolution, the group provides respiratory protection and required protective equipment identified during the job evolution, as well as performs the duties of respiratory attendant. We conduct monitoring for oxygen content, explosive gases, and volatile organics, mercury, asbestos, beryllium air/wipe, lead, acids/bases, dust/silica, PCB wipes, noise, heat/cold stress, wind speed, and lab hood velocity. We also sample workers’ breathing zone for potential exposure to toxic gases, and provides monitoring and sampling results in accordance with Hanford Reservation site requirements.

Post-job review activities include clearance sampling to ensure residual toxic gases are removed. We also participate in post-job reviews and provide workers and supervisors with OSHA-mandated exposure notification.

Government Contracts

We must comply with and are affected by laws and regulations relating to the formation, administration and performance of U.S. Government contracts. These laws and regulations, among other things:

•                  Require certification and disclosure of all cost or pricing data in connection with certain contract negotiations;

•                  Impose acquisition regulations that define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. Government contracts; and

•                  Restrict the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

U.S. Government contracts are conditioned upon the continuing availability of Congressional appropriations. Long-term government contracts and related orders are subject to cancellation if appropriations for subsequent performance periods become unavailable. Congress usually appropriates funds on a fiscal-year basis even though contract performance may extend over many years. Consequently, at the outset of a program, the contract is usually partially funded, and Congress annually determines if additional funds are to be appropriated to the contract.

The U.S. Government, and other governments, may terminate any of our government contracts and, in general, subcontracts, at their convenience, as well as for default based on performance. Upon termination for convenience of a cost reimbursement contract, we normally are entitled to reimbursement of allowable costs plus a portion of the fee. The amount of the fee recovered, if any, is related to the portion of the work accomplished prior to termination and is determined by negotiation. A termination arising out of our default could expose us to liability and have a material adverse effect on our ability to compete for future contracts and orders.

In addition, our U.S. Government contracts (or those of the prime contractors) typically span one or more base years and multiple option years. The U.S. Government generally has the right to not exercise option periods and may not exercise an option period if the agency is not satisfied with our performance of the contract. U.S. Government contracts generally contain provisions that allow the U.S. Government to unilaterally suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations, reduce the value of existing contracts, issue modifications to a contract and control and potentially prohibit the export of our services and associated materials.

Competition

We believe that the principal competitive factors in all areas of our business are:

•                  technical proficiency;

•                  operational experience;

•                  price;

•                  breadth of services offered; and

•                  local presence.

We compete with a diverse array of small and large organizations including the following:

•                  national or regional environmental management firms;

•                  national, regional and local architectural, engineering and construction firms;

•                  environmental management divisions or subsidiaries of international firms

•                  engineering, construction and systems companies; and

•                  hazardous waste generators that have developed in-house capabilities.

If and when we acquire an analytical instrument business and enter that market, competition in that market will be intense. Currently, there are hundreds of analytical instrument companies worldwide. Sizes range from a few million dollars to over a billion dollars in analytical instrument revenues. The top ten analytical instrument companies control approximately 40% of the overall market.

Proprietary Technology

We have developed substantial proprietary technology and have established and maintain an extensive knowledge of the leading commercially available technologies. We incorporate these technologies into the environmental services that we provide to our customers. We currently hold three patents and 15 trademarks in the United States, and we license software and other intellectual property from various third parties. We enter into confidentiality agreements with certain of our employees, consultants and corporate partners, and control access to software documentation and other proprietary information. We believe that we hold adequate rights to all intellectual property used in our business and that we do not infringe upon any intellectual property rights held by other parties.

We have several proprietary technologies that we believe give us a competitive advantage by offering unique services that benefit our clients, including:

•                  SNAPTM (Spectral Nondestructive Assay Platform)

•                  SGSTM (Segmented Gate System)

•                  GPERSTM (Global Positioning Environmental Radiological Surveyor)

•                  LARADSTM (Laser-Assisted Ranging and Data System)

•                  APNEATM (Active-Passive Neutron Activation)

SNAP: Spectral Nondestructive Assay Platform

Each transuranic analysis is comparatively expensive due to the rigorous accuracy and quality assurance requirements dictated by federal and state law. Another cost consideration to Department of Energy is that the disposal of transuranic waste at the WIPP is significantly more expensive than the disposal of routine low-level radioactive waste. Therefore, we have identified a secondary opportunity to provide a less expensive onsite analysis of uncharacterized waste to distinguish these wastes at the generator’s site. SNAP is the technology we developed in response to this need. SNAP is an onsite and non-intrusive method to radiologically characterize the contents of a wide array of wastes at lower costs than other methods. The use of mathematical models allows the Company to adequately characterize and quantify wastes in less than one-half the time typically required to achieve comparable results. SNAP makes it possible to accurately characterize wastes of unknown composition with minimal effort.

Defensible, cost-effective waste characterization capability is essential to the remediation of contaminated sites and waste management. SNAP yields the following benefits:

•                  Cost savings over standard characterization techniques;

•                  Small, light-weight, portable, and battery-powered instrumentation that lends its use to remote deployment;

•                  Digital storage of data on the locations and concentrations of contaminants and display of the data in near real-time;

•                  Ability to assay all sizes and shapes of waste packages;

•                  Portable non-destructive assay technology yielding excellent detection limits in addition to accurate radionuclide quantification;

•                  Data on isotopes, concentration levels and locations (rather than just activity levels).

Considering the high cost of transuranic waste management and disposal, reductions such as these have produced significant cost savings for our clients. We believe that the use of SNAP has reduced disposal costs at the WIPP site.

SGS: Segmented Gate System

The Segmented Gate System (SGS) is a technology that separates radioactively contaminated soil from clean soil. The SGS is a combination of sophisticated conveyor systems, radiation detectors and computer controls that remove contaminated soil from a moving feed supply on a conveyor belt. It significantly reduces the volume of contaminated soils requiring treatment and disposal, enabling large cost savings. The clean soil stream is diverted for return to the site or cheaper disposal options. The SGS has been successfully used to remediate over 200,000 cubic yards of plutonium-contaminated soil on Johnston Atoll, which is the largest environmental restoration project involving a significant volume reduction of radioactively contaminated soil. The system has also processed over 15,000 cubic yards of soils contaminated with various radionuclides at many Department of Energy and Department of Defense sites across the United States. The system is presently employed at a commercial site in Louisiana to remediate soil contaminated with radionuclides from oil field operations.

Radiological Mapping Systems

We offer two types of radiological mapping technologies, GPERS and LARADS.

Common features of the two radiological mapping systems are as follows:

•                  Both systems collect and store in electronic files the positional coordinates and radiological readings on a point-per-second basis. These field files are then downloaded and processed with software to produce both a color-coded (based on radiological reading) map of the survey trace overlaid upon a CAD base map or digital photo of the site or area; and

•                  Survey detectors can be hand-carried or mounted on vehicle for large area surveys.

Use of the GPERS and LARADS systems offers several advantages over traditional radiological surveys, which involve manual collection and documentation of objective data and manual data archival, management, and assembly. These advantages include:

•                  The GPERS system constantly updates position data from global positioning satellites accurate to within less than 0.5 meters. The LARADS system utilizes an auto tracking laser range finding system to provide the same positioning data accurate to less than inch for those situations where satellite data are unavailable (i.e., indoors or under trees next to buildings);

•                  GPERS and LARADS automatically acquire and store radiation and positioning data as the technician moves from location to location providing a continuous record in retrievable format;

•                  The radiation data are acquired every second and can be merged, averaged, and evaluated without subjective operator interpretation;

•                  The need for manual data entry is eliminated because data are collected and stored in database format. This eliminates transcription errors and position errors, and also allows the position data to be reported in any commonly used coordinates system;

•                  Ability to report on data collected within 24 hours; and

•                  Savings in accelerated performance.

GPERS: Global Positioning Environmental Radiological Surveyor. Global Positioning Environmental Radiological Surveyor (GPERS) is a lightweight survey platform used for performing radiological surveys in open land areas. GPERS reduces labor requirements to characterize large outside land areas for radiological contaminants, thereby significantly reducing project costs. This technology merges standard radiation monitoring equipment with satellite global positioning to accurately locate and quantify areas of elevated radioactive contamination. The accuracy of the sophisticated equipment automatically produces repeatable and verifiable coordinates, thus reducing requirements for extensive grid establishment. The GPERS is coupled with conventional radiation detectors for outdoor radiological surveys where positional accuracies of less than one meter are sufficient.

LARADS: Laser-Assisted Ranging and Data System. Laser-Assisted Ranging and Data System (LARADS) is a radiological surveying instrument that automates the collection of indoor radiation measurement data. LARADS reduces labor costs to characterize the interior surfaces of buildings where GPS tracking is unavailable. This system integrates standard radiation monitoring equipment with a laser positioning total system to locate elevated levels of radioactive contamination. Both GPERS and LARADS databases can be overlaid on digital photographs, CAD drawings, and drawings generated by the system to visually depict the characterization data.

LARADS offers two advantages over the GPERS systems in that:

•                  It can be used inside a building or facility, while the GPERS requires a view of the sky; and

•                  Its positional accuracy, and hence detector velocity, are much more precise. This allows greater control of survey scan rates, and post-processed MDAs are much more accurate. The LARADS includes an alarm to alert the surveyor if the velocity user-set point is exceeded.

The resulting color-coded data maps are helpful tools for evaluating site conditions and providing pre-job briefings. This system is coupled with conventional radiation detectors for indoor surveys or surveys where higher positional accuracy is desired (less than two cm). The LARADS system can be (and has been successfully) mounted on automated platforms to allow surveys of walls and ceilings without the use of ladders and scaffolds, minimizing the risks to personnel accessing these types of equipment.

Research and Development

We do not presently conduct any independent research and development.

Employees

                                                As of September 30, 2006, we employed approximately 270 active full-time employees. Included in this group are approximately 120 employees at the Hanford Reservation who are unionized. One of our subsidiaries has a contract with the Hanford Atomic Metal Trades Council. We have a good relationship with the union. In general, we believe that our relationship with our employees is satisfactory.

Item 1A. Risk Factors

The following risk factors should be considered carefully in addition to the other information contained in this registration statement. This registration statement contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our, our customers’ or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as other sections in this registration statement, discuss some of the factors that could contribute to these differences.

The forward-looking statements made in this registration statement relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This registration statement also contains market data related to our business and industry. These market data include projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of our common stock if one should develop.

We have incurred losses, and these losses may continue in parts of our business.

For the year ended December 31, 2005, we reported net income of $202,784; however, we incurred losses in 2004, 2003 and 2002. Losses were incurred and continue to be incurred by our laboratory business. Prices and availability of samples have declined in our laboratory business, and there is no indication that prices will improve. While we have taken steps to reduce costs, there is no assurance that profitability will be restored in the near future to our laboratory business. Businesses that we acquire may be unprofitable after their acquisition, and we may not be successful in implementing our management techniques, which would increase our losses.

We are substantially dependent on contracts with the U.S. Government.

Over 90% of our revenue is derived, directly or indirectly, from contracts with the federal government. Two contracts account for a large portion of that revenue. Any disruption in government funding or in our relationship with the government could have a material adverse impact on our financial condition. In addition, many of our contracts with federal government agencies require annual funding approval and may be terminated at their discretion. A reduction in spending by the applicable federal agencies could limit the continued funding of our existing contracts with them and could limit our ability to obtain additional contracts. The inability to win new government contracts would have a material adverse effect on our business and financial condition.

Fixed-price contracts expose us to losses in the event of unanticipated cost increases.

We presently do not have fixed-price contracts, but may in the future. Our laboratories conduct fixed-price sample business, which constitutes over 30% percent of our revenues. In the event we are awarded fixed-price contracts, unanticipated or unforeseeable cost increases, could have a material adverse impact on our financial condition if we underbid these contracts. Fixed-price contracts protect clients but expose us to a number of risks. These risks include:

•                  underestimation of costs;

•                  problems with the appropriate choice of technologies;

•                  unforeseen costs or difficulties;

•                  delays beyond our control; and

•                  economic and other changes that may occur during the contract period.

It is possible that future federal audits performed by DCAA on cost-plus-fixed-fee and related types of government contracts may result in overpayments by the government. Any settlement of that sort may create a liability for the Company. In the past, settlements had the opposite effect with the Company recouping additional funds. The possibility, however, does exist for over billing due to incorrect provisional overhead rates in a given year.

Our government contracts expose us to the possibility of substantial fines and penalties, governmental audits and investigations and suspension or debarment.

We face specific risks associated with government contracting, which include the risk of substantial civil and criminal fines and penalties for violations of applicable laws and regulations. Government contracting requirements are complex, highly technical and subject to varying interpretations. During the course of an audit, an agency may disallow costs if, for example, it determines that we improperly accounted for such costs in a manner inconsistent with government cost accounting standards. Under the typical “cost-reimbursable” government contracts that we perform, only those costs that are reasonable, allocable and allowable are recoverable in accordance with federal acquisition regulations and cost-accounting standards. In addition to damage to our business reputation, the failure to comply with the terms of one or more of our government contracts could also result in our suspension or debarment from government contract projects for a significant period of time. This would have a material adverse effect on our business.

Our nuclear waste management services subject us to potential environmental and other liabilities.

Our business of rendering services in connection with management of waste, including certain types of hazardous waste and low-level radioactive waste, subjects us to risks of liability for damages. Such liability could involve, without limitation:

•                  claims for  clean-up  costs,  personal  injury  or  damage  to  the environment  in  cases in  which  we are  held  responsible  for the release of hazardous or radioactive materials;

•                  claims of employees, customers, or third parties for personal injury or property damage occurring in the course of our operations; and

•                  claims alleging  negligence or  professional  errors or omissions in the planning or performance of our services.

In addition, we are subject to potentially large civil and criminal liabilities. The government could suspend or disbar us as a government contractor or hold us liable for any failure to abide by environmental laws and regulations.

Our inability to successfully identify and complete acquisitions or successfully integrate any new or previous acquisitions could have a material adverse effect on our business.

Our primary growth strategy is to acquire and operate analytical instruments businesses. Promising acquisitions are difficult to identify and complete for a number of reasons. For example:

•                  We may fail to identify suitable acquisition candidates or to acquire additional companies on favorable terms.

•                  We may fail to obtain the necessary financing, on favorable terms or at all, to finance any of our potential acquisitions.

•                  We may fail to successfully integrate or manage these acquired companies due to differences in business backgrounds or corporate cultures or inadequate internal systems or controls.

•                  These acquired companies may not perform as we expect.

Furthermore, identifying and pursuing future acquisition opportunities requires a significant amount of management time and skill.

Our acquisition strategy will require additional capital, and we may not be able to raise this capital on favorable terms, if at all.

We anticipate that we will need to raise additional capital to fund our acquisition strategy and our cash needs may vary significantly from our projected needs. If our estimates as to future cash needs are wrong, we may need to raise additional capital sooner than expected. We cannot assure you that our estimations regarding our cash needs will prove accurate, that we will be able to secure required additional financing if needed, or that additional financing, if obtained, will be on favorable or acceptable terms. We may raise additional funds through public or private equity offerings or debt financings. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience significant dilution, and debt financing, if available, may involve restrictive covenants. If we are unable to obtain additional financing when needed, we would be required to significantly scale back development plans and, depending upon cash flow from our existing business, reduce the scope of our operations or cease operations entirely.

We are substantially dependent on current management, and if we fail to attract and keep senior management and key scientific and operating personnel, we may be unable to successfully pursue our growth strategy.

Our success depends on the contributions of our key management, especially our Chief Executive Officer, Arvin Smith, and our Chairman, John Hatsopoulos. Their respective ages are 77 and 72. We expect that our future market capitalization will be in significant part dependent on the reputation of these individuals. We do not have employment contracts with either of these individuals, and we do not maintain key person insurance on any of our employees, officers, or directors. The loss of the services of either of these individuals would likely have a material adverse effect on our business and prospects.

Our success also depends on our ability to retain and expand our staff of qualified managerial and technical personnel, particularly if we are successful in implementing our acquisition strategy. Qualified individuals are in high demand and are often subject to competing offers. We cannot be certain that we will be able to attract and retain the qualified personnel we need for our business. If we are unable to hire additional personnel as needed, it would likely have a material adverse effect on us.

Our operating results fluctuate across quarters due to the nature of our business.

Our quarterly revenues, expenses and operating results may fluctuate significantly due to a number of factors, including:

•                  the seasonality of the spending cycle of our public sector clients, notably the federal government;

•                  employee hiring and utilization rates;

•                  the number and significance of client projects commenced and completed during a quarter;

•                  delays incurred in connection with a project;

•                  the ability of our clients to terminate projects without penalties; and

•                  weather conditions.

Historically, we experience lower revenues in the first calendar quarter primarily due to weather conditions. Also, because we have a heavy concentration of federal government contracts the federal appropriations process may significantly affect our operating results. However, variations in any of these factors could cause significant fluctuations in our operating results from quarter to quarter.

Our industry is subject to intense competition, and several of our competitors are larger than us.

In our radiological services business, we compete with many national environmental and consulting firms, and in our laboratory business we compete with many regional or niche firms. Some of our larger competitors benefit from economies of scale and have better access to bonding and insurance markets at a lower cost than we can achieve. The entry of large systems contractors and international engineering and construction firms into the environmental services industry has increased competition for major federal government contracts and programs.

The analytical instrument business is subject to intense competition. Competitors would include many other companies that offer products and services similar to ours. Many of our potential competitors have longer operating histories, large customer bases, greater brand recognition and significantly greater financial, marketing and other resources. Certain of our potential competitors may be able to devote greater resources to marketing, adopt more aggressive pricing policies and devote substantially more resources to developing their products. We may be unable to compete successfully against current and future competitors, and competitive pressures may have a material adverse effect on us.

If we are successful in acquiring analytical instrument businesses or products, that business will be subject to a variety of specific risks.

Our success in the analytical instrument business will depend in large part on our ability to engineer and improve or develop our products. The following circumstances, among others, may lead to a significant delay:

•                  our inability to hire or retain skilled internal technical developers and technicians to develop, maintain and enhance our products;

•                  unforeseen technical or development issues;

•                  unanticipated product requirements requested by vendors, consumer or regulators; and

•                  our inability to develop, in a cost-effective manner,  unique products.

The analytical instrument business depends on the protection of proprietary rights, which is difficult and costly.

If we are successful in acquiring analytical businesses, we will need to protect our proprietary rights in our products. Intellectual property rights implementation and protection is complex and costly. We may be unable to obtain or maintain adequate protection, and we may be subject to infringement claims by our competitors. We may not have the financial resources to prosecute patent applications or defend our patents from infringement or claims of invalidity. In addition to patents, we expect to rely on trade secrets and proprietary knowledge, which we seek to protect, in part, through appropriate confidentiality and proprietary information agreements. Our proprietary information or confidentiality agreements with employees, consultants and others may be breached, or we may not have adequate remedies for any breach or our trade secrets may otherwise become known to or independently developed by competitors.

There is no public market for our outstanding common stock, and there will be restrictions on transferability.

There is presently no public market for our outstanding common stock, and we cannot assure you that a public market will ever develop. Moreover, even if a public market develops, any sale of our outstanding common stock may be made only pursuant to an effective registration statement under federal and applicable state securities laws or exemptions therefrom. Realization of any gains on an investment in us will be principally dependent upon our ability to effectuate one or more liquidity-providing transactions.

We anticipate that our capital stock may be quoted on the OTC Bulletin Board following effectiveness of this registration statement. Trading in stock quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on an automated quotation system or a stock exchange.

Trading of our common stock may be restricted by the SEC’s “penny stock” regulations which may limit a stockholder’s ability to buy and sell our stock.

We anticipate that our common stock may be traded on the OTC Bulletin Board following the effectiveness of this registration statement. The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities will likely be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and other quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statement showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure and suitability requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our capital stock. Trading of our capital stock may be restricted by the SEC’s “penny stock” regulations which may limit a stockholder’s ability to buy and sell our stock.

We have no intention to pay dividends.

We have never declared or paid any cash dividends on shares of our capital stock. Eberline Services performs certain administrative and professional services on behalf of the GlenRose Partnership, L.P. (GlenRose Partnership). GlenRose Partnership is responsible for paying Eberline Services for the expenses incurred for these services. As of September 30, 2006, the total amount due was $503,841. We anticipate that immediately before the effectiveness of this registration statement, we will issue a one-time $503,841 cash dividend to GlenRose Partnership. Immediately upon receipt of such a dividend, GlenRose Partnership will remit $503,841 to us as full payment of the sums due for such administrative and professional services. Other than such a one-time dividend, we currently intend to retain earnings, if any, to fund the development and growth of our business and, do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs and growth plans. As of September 30, 2006, the dividend had not been declared or otherwise paid.

Item 2. Financial Information

Selected Financial Data

You should read the following selected consolidated financial data in conjunction with the section of this registration statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this registration statement.

                                                The following data have been derived from audited consolidated financial statements as of and for the three years ended December 31, 2005, December 31, 2004 and December 27, 2003, which have been audited by Neff & Ricci LLP, and Vitale Caturano & Company, Ltd., independent registered public accounting firms, and from our unaudited consolidated interim financial statements as of and for the nine-month periods ended September 30, 2005 and September 30, 2006. Our audited consolidated balance sheets as of December 31, 2005 and 2004 and the related audited consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2005, together with the notes thereto, appear elsewhere in this registration statement. Results for interim periods are not necessarily indicative of the results expected for the entire year.

GlenRose Instruments Inc. & Subsidiaries

Consolidated Income Statement Data:

					Nine Months
					Ended September 30,
	2002	2003	2004	2005	2005	2006

Revenues	$31,856,770	$27,288,270	$28,152,918	$29,798,291	$21,986,813	$24,206,162

Cost of sales	28,028,509	23,564,483	26,252,937	27,239,731	20,176,077	21,854,352

Gross profit	3,828,261	3,723,787	1,899,981	2,558,560	1,810,736	2,351,810

General & administrative	3,748,415	3,094,166	2,596,367	2,059,670	1,564,886	1,607,647
Goodwill impairment	—	—	606,403	—	—	—

Operating income (loss)	79,846	629,621	(1,302,789)	498,890	245,850	744,163

Other income (expense)
Interest & other income	41,350	122,908	39,952	51,375	44,583	22,900
Interest expense	(619,683)	(488,752)	(335,815)	(347,481)	(260,531)	(251,446)
Total other income (expense)	(578,333)	(365,844)	(295,863)	(296,106)	(215,948)	(228,546)

Income before taxes	(498,487)	263,777	(1,598,652)	202,784	29,902	515,617

Income taxes	(254,458)	335,639	359,088	—	—	2,198

Net income (loss)	$(244,029)	$(71,862)	$(1,957,740)	$202,784	$29,902	$513,419

Earnings per share calculations:
Basic & dilutive earnings per share	$(0.08)	$(0.02)	$(0.65)	$0.07	$0.01	$0.17

Weighted average common shares	3,000,000	3,000,000	3,000,000	3,000,000	3,000,000	3,000,000

GlenRose Instruments Inc. & Subsidiaries

Consolidated Balance Sheet Data:

					As of
	2002	2003	2004	2005	9/30/2006

Cash & cash equivalents	$2,138,052	$1,082,089	$710,547	$1,082,750	$1,433,941
Current assets	8,473,991	5,500,409	7,081,773	5,908,405	6,204,404
Total assets	17,748,247	13,886,475	13,826,902	11,983,261	12,024,597

Current liabilities	4,527,041	4,890,140	4,653,362	2,998,309	2,747,631
Long-term liabilities	6,731,434	2,578,425	4,713,370	4,321,999	4,100,593
Total liabilities	11,258,475	7,468,565	9,366,732	7,320,308	6,848,224

Shareholders’ equity	6,489,772	6,417,910	4,460,170	4,662,954	5,176,373
Working capital	$3,946,950	$610,269	$2,428,411	$2,910,096	$3,456,773

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements concerning our business and operations. Forward-looking statements are based on our current beliefs and expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those projected. We discuss these risks and uncertainties in this report. We undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this report. Hereinafter, the terms “GlenRose,” “we,” “our,” or the “Company” and similar terms refer to GlenRose Instruments, Inc. and its subsidiaries, unless the context indicates otherwise. The following discussion should be read in conjunction with our consolidated financial statements. Our fiscal year ends on the last Sunday of the calendar year. The interim financial results presented herein are as of September 30, 2006, and for the nine months ended September 30, 2005 and September 30, 2006.

General Overview

The Company continues to review potential opportunities in the instrument business with the intent to make acquisitions that will build a base in the instrumentation market. As of September 30, 2006, we had not identified an opportunity that meets our financial requirements for an initial acquisition. For the nine months ending September 30, 2006, Eberline Services and its subsidiaries comprised 100% of the Company’s sales. Eberline Services primarily provides services to the federal government contracting market for nuclear and environmental services. Due to regulatory and legal requirements to clean up the Department of Energy nuclear facilities, we believe the present market is relatively stable.

Business Overview

We provide radiological characterization and analysis; hazardous, radiological, and mixed (radiological and hazardous) waste management; and environmental, safety and health services, primarily to the federal government. We provide labor-based consulting, engineering, and technical services, as well as measurement and detection services; we are not in the business of creating, treating, storing, transporting or disposing of hazardous waste. Our network of radiochemistry laboratories is an experienced provider of radiological services. Radiochemistry is an analysis technique to determine the presence and extent of radioactive materials. Our laboratories are located in California, New Mexico, Tennessee, and Pennsylvania. The labs generate a small amount of waste in the analytical processes. We dispose of all waste in accordance with specific guidelines. Sample pricing and lab productivity have not improved sufficiently in recent years. As a result, the labs have not been profitable. We have taken steps to improve productivity but still have substantial work to meet profit goals. While we believe we have made progress, we expect that the labs will continue to be unprofitable as a group through 2006 and perhaps 2007.

We derive the majority of our revenues directly or indirectly from contracts with the federal and state governments. Two contracts account for approximately 65% of Eberline Services’ total sales: the River Corridor contact (“RCC”) in Richland, WA, and the KSL LLC contract (“KSL”) at Los Alamos National Laboratory. At the Hanford Nuclear Reservation in Richland, WA, we provide radiological support services to Washington Closure Hanford (“WCH”), a prime contractor to the Department of Energy. In Los Alamos, New Mexico, we provide technical services to KSL, a prime contractor to Los Alamos National Labs. Additionally, our laboratories derive the large majority of their revenues from the analysis of samples collected from government funded cleanup sites by the prime contractors or other subcontractors; a minor portion of our laboratory revenues is derived from other government agencies and commercial customers.

Our business base is presently comprised of approximately 65% cost-plus fee contracts. Under these contracts, we recover our allowable costs plus either a fixed fee or an incentive fee. For cost-plus contracts, we recognize revenue based on the actual costs we incur, plus earned fee. We bill cost plus fixed fee (“CPFF”) contracts at approved, predetermined provisional billing rates. We adjust billing rates as needed to minimize over-billed or under-billed variances at contract closeout.

Critical Accounting Policies

Our analysis is based upon our audited consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements requires management to make estimates and underlying assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates, and may adjust them, as needed based on current or historical data. Actual results could differ from those estimates, and such differences could be material to the financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the Company and its subsidiaries Eberline Services, Inc. (ESI), Eberline Services Hanford, Inc. (ESHI) and Lionville Laboratory Inc. (Lionville). We eliminate all significant inter-company transactions.

Fiscal Year

The Company’s fiscal year end is the last Sunday of the calendar year. Each quarter is comprised of two four-week and one five-week period to ensure consistency in prior year comparative analysis.

Revenue Recognition

Revenue for lab services, which are generally short term, is recognized upon completion of the services. Revenue for government service contracts is recognized as the services are performed. Revenues are recognized by accrual based upon actual costs incurred plus specified fees or actual time and materials as required. Calculations of allowable overhead and profit may change after audits by the Defense Contract Audit Agency for cost reimbursable type contracts.

Eberline is engaged principally in three types of service contracts with the federal government and its contractors:

Cost Reimbursable Contracts. Revenue from “Cost Plus Fixed Fee” (CPFF) contracts is recognized on the basis of reimbursable contract costs incurred during the period plus an earned fee. Costs incurred for services which have been authorized and performed, but may not have been billed, are burdened with operational fringe, overhead, general and administrative expenses and fees, and are presented as unbilled contract receivables on our balance sheets.

Time and Material Contracts. Revenue from “time and material” contracts is recognized on the basis of man hours utilized plus other reimbursable contract costs incurred during the period.

Fixed Price Contracts. Revenue from “fixed price” contracts is recognized on the percentage of completion method. For fixed price contracts, the amount of revenues recognized is that portion of the total contract amount that the actual cost expended bears to the anticipated final total cost (plus imputed fee) based on current estimates of cost to complete the project (cost to cost method). However, when it becomes known that the anticipated final total cost will exceed the contract amount, the excess of cost over the contract amount is immediately recognized as a loss on the contract. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions (when applicable) and final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Direct costs of contracts include direct labor, subcontractors and consultants, materials and travel. The balance of costs, including facilities costs, insurance, administrative costs, overhead labor and fringe costs, are classified as either indirect costs or general and administrative expense, and are allocated to jobs as a percentage of each division’s total cost base. Provision for estimated losses on uncompleted contracts is made in the period in which such losses are determined. Claims and change orders are not recorded and recognized until such time as they have been accepted.

Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded in revenue when received.

Unbilled Receivables

Costs related to work that has been completed and performed, for which revenue has been recognized but are not yet fully billed, are classified as “Unbilled Contract Receivables.”

Sales Concentration Risk

We derive nearly 65% of total revenues from two, cost plus fixed fee contracts at DOE sites in Hanford (Richland, WA) and Los Alamos (Los Alamos, NM). Until September 2005, we performed the

Hanford Reservation work under a subcontract agreement with Bechtel Hanford, Inc. That contract, the ERC Contract, expired on August 30, 2005. In August 2005, the Department of Energy awarded the successor contract, the River Corridor contract (“RCC”), to Washington Closure Hanford, LLC (“WCH”). WCH pre-selected Eberline Services Hanford, Inc. as a subcontractor, and we continue to provide services to the site-wide clean-up effort. The scope of the work of the WCH prime contract may possibly require a period of 10 years to be completed; however, there are substantial incentives for the team to complete the project in less time. Eberline Services’ current contract relationship with WCH is on a year-to-year basis. As with all contracts of this nature, our contract can be canceled on relatively short notice at the convenience of the government.

Nearly 90% of all sales, including laboratory sales, are derived from contracts with federal, state, or local government. Political forces and events can substantially affect our revenue as government agencies shift their spending priorities. The last three years have seen a reduced focus on “cleanup work” as the government has increased its attention to Homeland Security. We cannot predict future spending by any government agency; however, funding for the environmental portion of the DOE budget has remained stable and is expected to continue at the same level.

Results of Operations

Nine Months Ended September 30, 2006 as compared to Nine Months Ended September 30, 2005.

The following table summarizes the results for the first nine months of 2006 as compared to the same period for 2005. Our total revenues were derived from the services business of Eberline Services, Inc. and its subsidiaries.

	Nine Months	Nine Months
	Ended	Ended	Dollar	Percent
	September 30, 2006	September 30, 2005	Change	Change

Net Revenues	$24,206,162	$21,986,813	$2,219,349	10.1%

Cost of sales
Direct costs	12,407,271	15,751,434	(3,344,163)
Overhead	9,447,081	4,424,643	5,022,438
Total cost of sales	21,854,352	20,176,077	1,678,275	8.3%

Gross margin from operations	2,351,810	1,810,736	541,074	29.9%

Total general & administrative expense	1,607,647	1,564,886	42,761	2.7%

Operating income	744,163	245,850	498,313	202.7%

Other income (expense)
Interest income	21,796	8,502	13,294	156.4%
Interest expense	(251,446)	(260,531)	(9,085)	-3.5%
Miscellaneous income (expense)	1,104	36,081	(34,977)	-96.9%
Total other income (expense)	(228,546)	(215,948)	(12,598)	5.8%

Net income before income taxes	515,617	29,902	485,715	1624.4%

Provision for income taxes	2,198	—	2,198	0.0%

Net income	$513,419	$29,902	$483,517	1617.0%

Earnings per share calculations
Weighted average common shares	3,000,000	3,000,000
Basic & dilutive net earnings per share	$0.17	$0.01

Revenues in the first nine months of 2006 were $24,206,162 as compared to $21,986,813 for the same period in 2005, an increase of $2,219,349 or 10.1%. The increase in revenues is a function of both increased laboratory sales and services sales. The increase in the laboratory revenues is a result of increased demand for both radiochemistry and mixed waste analyses which created substantially larger analytical sample loads at both the Richmond, CA and Lionville, PA labs. The increase in environmental service revenues is attributed to both new contracts and increases in existing contracts. The Hanford and LANL contracts increased slightly. However, the major increases in services was due to two new projects which included a radiological survey for a Navy contractor at a base closure in California and a new, firm-fixed-price remediation contract using the SGS in New Orleans, LA. The latter contract will continue through November with a potential follow-on contract for additional work in the first quarter of 2007. We were also awarded contracts for nondestructive assay support at the Idaho National Laboratory and for a survey of stationary and mobile radioactive sources for the Department of Transportation which had negligible revenue contributions in the first nine months but will contribute in the next two quarters.

The cost of sales in the first nine months of 2006 was $21,854,352 which was an increase of $1,678,275 or 8.3%, from $20,176,077 for the first nine months of 2005. While the total cost of sales increased, there were significant changes between the individual cost elements that comprise the cost of sales. The difference was a result of a change in the contract vehicle and subcontract agreement with Washington Closure Hanford (WCH) for the River Corridor contract (RCC) versus the contract arrangement with Bechtel Hanford for the Environmental Restoration contract (ERC). Under the ERC contract, the DOE deemed all costs (including fringe and indirect labor) as “direct costs”. Under the RCC subcontract agreement those costs are now considered “overhead”. There is no effective change in total cost to the project in its entirety. The increase in the costs in 2006 is a direct result of the higher sales in both the laboratory and environmental services. In the laboratories, the increase was primarily in materials related to the need to analyze a larger number of samples. The increase in costs for the environmental services was primarily due to an increase in personnel as the company had to hire permanent and temporary staff to handle the increase in the project tasks.

Gross profit in the first nine months of 2006 was $2,351,810, an increase of $541,074 or 29.9%, from $1,810,736 in the first nine months of 2005. The increase in gross profit is due to the increased sales which resulted in a better utilization of laboratory capacity and better utilization of the environmental services staff. The gross profit margin increased from 8.2% to 9.0% which demonstrated that increase in gross profit was due to better utilization of resources and reduced overhead.

General and administrative expense in the first nine months of 2006 was $1,607,647, an increase of $42,761, or 2.7%. The increase is associated with the general and administrative personnel at the Instrument division formed in October 2005. The increase is primarily associated with the formation of GlenRose Instruments Inc. in September 2005, and the methodology utilized to capture and record related-party costs. Prior to September 2005, certain costs incurred by Eberline Services, Inc. on behalf of GlenRose Capital Partners were borne by that partnership directly. Subsequent to the merger of Eberline Services, Inc. and GlenRose Instruments, those costs are now borne by the Company. At the Eberline services level, the G&A did not substantially rise due to increased sales.

Operating income in the first nine months of 2006 was $744,163, an increase of $498,313 over the same period in 2005. As the revenues rose in 2006, the costs increased at a substantially lower rate which created a higher operating profit. Another factor was the inclusion of higher margin commercial-based work.

Other expenses increased to $228,546 from $215,948, an increase of $12,598 or 5.8%. Interest expense, net, in the second quarter of 2006 was $78,864, an increase of $11,254 or 16.6%, from the second quarter of 2005. The interest rate on the Company’s notes is tied to the prime rate, which has risen steadily for the past four quarters.

Net income in the first nine months of 2006 was $513,419, an increase of $483,517.

Consolidated Statement of Income for the years ended December 31, 2005 and December 31, 2004

	December 31,	December 31,	Dollar	Percent
	2005	2004	Change	Change

Net Revenues	$29,798,291	$28,152,918	$1,645,373	5.8%

Cost of sales	27,239,731	26,252,937	986,794	3.8%

Gross margin from operations	2,558,560	1,899,981	658,579	34.7%

Total general & administrative expense	2,059,670	2,596,367	(536,697)	-20.7%
Goodwill impairment	—	606,403	(606,403)	-100.0%

Operating income	498,890	(1,302,789)	1,801,679	-138.3%

Other income (expense)
Interest & other income	51,375	39,952	11,423	28.6%
Interest expense	(347,481)	(335,815)	(11,666)	3.5%
Total other income (expense)	(296,106)	(295,863)	(243)	0.1%

Net income before income taxes	202,784	(1,598,652)	1,801,436	-112.7%

Provision for income taxes	—	359,088	(359,088)	-100.0%

Net income	$202,784	$(1,957,740)	$2,160,524	-110.4%

Earnings per share calculations
Weighted average common shares	3,000,000	3,000,000
Basic & dilutive net earnings per share	$0.07	$(0.65)

Consolidated revenues in 2005 were $29,798,291, an increase of $1,645,373 or 5.8% from 2004. Contracts for analytical services increased in the radiochemistry laboratories, while contracts for mixed waste analyses decreased. Increases in our radiochemistry laboratories were due to an increase in samples at the Hanford Reservation site, increased work with Lawrence Livermore National Laboratory, and a new extended project for a prime contractor for the Navy. Other service work on cost-plus-fixed-fee contracts increased as well. The increase work at the Hanford Reservation was forecasted and was consistent with the increased scope of work at the site as the ERC contract concluded and the transition was made to RCC contract. Additionally, we completed a radiological nondestructive assay contract at Idaho National Laboratory. However, this contact was terminated early due to an accident caused by other parties in a different area and disrupted the flow of barrels being assayed by our personnel. We also conducted in the fourth quarter of 2005 a contract with Kellogg Brown & Root (“KBR”) for environmental consulting support to their activities in Louisiana and Mississippi in the wake of hurricane Katrina. These efforts in 2005 helped to offset the one time revenue that derived from the completion of a significant waste management task order for the Los Alamos National Laboratory that was conducted by our environmental staff in 2004.

Cost of sales in 2005 was $27,239,731, an increase of $986,794 or 3.8% from 2004. The cost of sales did not increase as much as the revenue increased due to better utilization of our personnel. This resulted in lower indirect costs as a percent of revenue.

General and administrative expenses in 2005 were $2,059,670, a decrease of $536,697 or 20.7% from 2004. The principal reason for the change in general and administrative expenses was the provision and more efficient use of indirect personnel.

Operating income in 2005 was $498,890 compared to a loss of $1,302,789 in 2004. Our operating income increased due to revenue increase and more effective cost control. Contracts for analytical services increased in the radiochemistry laboratories, while contracts for mixed waste analyses decreased. Increases in our radiochemistry laboratories were due to an increase in samples at the Hanford Reservation site, increased work with Lawrence Livermore National Laboratory, and a new extended project for a prime contractor for the Navy. Other service work on cost-plus-fixed-fee contracts increased as well. The increase work at Hanford Reservation was forecasted and was consistent with the increased scope of work at the site as the ERC contract concluded and the transition was made to RCC contract.

During the fiscal year 2004, with the consolidation of Lionville Laboratories with Eberline Services the impairment tests performed by the Company determined that goodwill of $606,403 associated with the Lionville acquisition was considered impaired and it was written off. That affected our operating income in 2004. Goodwill for Eberline Services in the amount of $2,740,913 was not considered to be impaired at December 31, 2005 and December 31, 2004.

Other expense, net, in 2005 was $296,106 as compared to other expense, net in 2004 of $295,863.

Net income in 2005 was $202,784 compared to a loss of $1,957,740 in 2004. The main factors contributing to the positive net income in 2005 were the general improvement in the business and the absence of one-time charges that were taken in 2004, such as goodwill write-off and the reversal of tax credits taken in previous years at the Lionville laboratory and severance payments to personnel.

Fiscal Year 2004 Compared to Fiscal Year 2003

The following table summarizes the results for fiscal year end 2004 as compared with fiscal year end 2003. Our revenues were derived from the services business of Eberline Services Inc. and its subsidiaries.

Consolidated Statement of Income for the years ended December 31, 2004 and December 27, 2003

	December 31,	December 27,	Dollar	Percent
	2004	2003	Change	Change

Net Revenues	$28,152,918	$27,288,270	$864,648	3.2%

Cost of sales	26,252,937	23,564,483	2,688,454	11.4%

Gross margin from operations	1,899,981	3,723,787	(1,823,806)	-49.0%

Total general & administrative expense	2,596,367	3,094,166	(497,799)	-16.1%
Goodwill impairment	606,403	—	606,403

Operating income (loss)	(1,302,789)	629,621	(1,932,410)	-306.9%

Other income (expense)
Interest & other income	39,952	122,908	(82,956)	-67.5%
Interest expense	(335,815)	(488,752)	152,937	-31.3%
Total other income (expense)	(295,863)	(365,844)	69,981	-19.1%

Net income before income taxes (loss)	(1,598,652)	263,777	(1,862,429)	-706.1%

Provision for income taxes	359,088	335,639	23,449	7.0%

Net income (loss)	$(1,957,740)	$(71,862)	$(1,885,878)	2624.3%

Earnings per share calculations
Weighted average common shares	3,000,000	3,000,000
Basic & dilutive net earnings per share	$(0.65)	$(0.02)

Consolidated revenues in 2004 were $28,152,918, an increase of $864,648 of 3.2% from 2003. Low sample flow throughout the year at the laboratories, which results in lower revenues, offset increased revenues at other sites. The ERC contract at Hanford Reservation increased due to site-wide clean-up activities on the river corridor. Work at the Hanford Reservation increased by $1,880,351 and the increase is attributed to additional site-wide clean-up activities on the river corridor. As a result, the Hanford Reservation contract revenues were 47% of consolidated revenues. The remaining increases were due to work at Idaho National Lab, various radiological surveys, and tasks on the waste management contract at Los Alamos. The Idaho National Lab effort contributed over $600,000 in revenue in 2004. Revenue at our laboratories, however, decreased from the previous year as they were affected by the lower levels of samples coming from the DOE site at Oak Ridge and the Hanford Reservation. Our laboratories still maintained their prominent positions at both locations as the largest supplier of radiochemistry support.

At Oak Ridge, the lower sample receipt was due to major projects at the site being delayed and to problems encountered by then prime contractor and remediation subcontractors. At the Hanford Reservation, the problem was the type of facilities undergoing decommissioning and demolition, which generated fewer radiochemistry samples. At both sites, we expect the number of radiochemistry samples to increase.

Cost of sales in 2004 was $26,252,937, an increase of $2,688,454 of 11.4% from 2003.

Gross profit in 2004 was $1,899,981, a decrease of $1,823,806 or 49.0% form 2003. The decreased gross profit was primarily due to the shift in the revenue mix between the laboratories and the service projects.

General and administrative expenses in 2004 were $2,596,367, a decrease of $497,799 or 16.1% from 2003, as costs decreased.

Operating loss in 2004 was $1,302,789 as compared to an operating income in 2003 of $629,621 and was due to the decrease in the gross profit. In 2004, we decreased goodwill by $606,403. The goodwill impairment was related to our Lionville laboratory business because of its continuing losses and the uncertainty over its return to profitability in the near term. The goodwill associated with Eberline Services was unaffected. We also took a charge of $253,500 against the entire amount of the deferred tax assets that had been accumulated from our Lionville subsidiary. The net operating loss at the subsidiary is still available to reduce taxes on future income.

Other expense, net, in 2004 was $295,863, a decrease of  $69,981, or 19.1% from 2003, due to repayment of a bank loan.

Net loss in 2004 was $1,957,740 as compared to a net loss of $71,862 in 2003.

Liquidity

As of December 31, 2005, the following measures of liquidity were:

Cash and Cash Equivalents	$1,082,750
Accounts Receivable	$3,319,169
Accounts Payable	$910,063
Working Capital	$2,910,096

As of September 30, 2006, the following measures of liquidity were:

Cash and Cash Equivalents	$1,433,941
Accounts Receivable	$3,059,079
Accounts Payable	$763,543
Working Capital	$3,456,773

Despite significant losses in prior years, the Company has generated sufficient free cash flow from operations. All cash needs for the last three years have been derived from operations. Cash flow from operations for the last three years was:

FY-2003	$1,277,240
FY-2004	$749,899
FY-2005	$1,000,011

All cash needs for fiscal year 2005 were derived from operations. This included the repayment of $600,000 in long-term debt, as well as $128,760 of interest expense associated with the senior debt. Significant non-cash expense for the year included accrued interest on the subordinated debt at Lionville, as well as depreciation expense. Capital expenditures for the year were modest; Equipment is replaced or repaired as needed. The largest single capital expenditure was for additional accounting software licenses at the Hanford operation.

Long-term debt is outlined in the Notes to Consolidated Financials. All long-term debt is payable to related parties. Under the current repayment structure, the Company is repaying $500,000 a year in senior debt plus interest on two notes. These notes were issued on September 30, 2004 in the amount of $1,000,000 each and replaced bank debt of a greater amount. The notes are scheduled for repayment by December 2011.

The holders of the subordinated notes deferred the receipt of interest payment in 2005 and 2006. Interest payments on the subordinated notes will start on the first quarter of 2007.

Our existing business is expected to grow at a relatively modest rate and should be able to generate cash from operations to supply any needed investment in continued repayment of debt over the next several years.

If we are successful in implementing our acquisition strategy of instrument companies, there will be a need for additional equity and or debt capability.

Litigation

As of September 30, 2006, the Company was not party to any litigation or other legal activity that could materially adverse affect on our business, operating results or financial condition. In late 2005, the Company received notice of a summary judgment in its favor in the case of Eden vs. State of New Mexico. This case represented the only pending litigation against the Company.

Item 3. Properties

We own two properties and lease office space at four locations. Our headquarters is located on four acres in Albuquerque, New Mexico and consists of 14,449 square feet of combined laboratory, office and storage space. We also have a laboratory facility with approximately 20,000 square feet in Richmond, California. Our property described above is currently carried on our books at approximately $2 million, but has been appraised at $3.5 million. Laboratory space is leased in Exton, Pennsylvania and in Oak Ridge, Tennessee. The latter two lab facilities have approximately 39,000 and 10,000 square feet, respectively. We also lease office space in Los Alamos, New Mexico, and in Richland, Washington. We also have office space in government provided facilities at Los Alamos, New Mexico and Richland, Washington. We believe that our facilities are appropriate and adequate for our current needs.

Item 4. Security Ownership of Certain Beneficial Owners and Management

All of our outstanding common stock is currently owned by the GlenRose Partnership. There are no outstanding stock options or other rights to purchase our common stock, and we do not anticipate granting any such options or other rights prior to the effectiveness of this registration statement. Our Board and stockholders have adopted our 2005 Stock Option and Incentive Plan and reserved 700,000 shares of our common stock for issuance thereunder. We anticipate that after the effectiveness of this registration statement, and assuming that a trading market for our common stock has developed, we will grant stock options to our employees and outside directors. The terms of such option grants have not yet been determined.

We have been advised that, prior to the effectiveness of this registration statement, GlenRose Partnership anticipates that it will distribute all of our common stock that is owned by it to its partners. The partners of GlenRose Partnership include certain of our officers and directors. The following table gives effect to such distribution and sets forth information with respect to the beneficial ownership of our common stock as of immediately prior to the effectiveness of this registration statement for:

•                  each of our executive officers and directors;

•                  all of our executive officers and directors as a group; and

•                  any other beneficial owner of more than 5% of our outstanding common stock.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Percentage ownership calculations are based on 3,000,000 shares outstanding as of September 30, 2006. Except as otherwise indicated in the table below, addresses of named beneficial owners are care of GlenRose Instruments Inc., 45 First Avenue, Waltham, Massachusetts 02451.

	Beneficial Ownership
Name and Address	Outstanding Shares	Right to Acquire Within 60 Days	Shares Beneficially Owned
of Beneficial Owner	Beneficially Owned	After September 30, 2006	Number	Percentage

Holders of 5% or more of our voting securities:

George N. Hatsopoulos 233 Tower Road Lincoln, MA 01773	513,954	0	513,954	17.1%

Kenmare(1) 712 Fifth Avenue New York, NY 10019	301,324	0	301,324	10.1%

(1) Includes 235,756 shares beneficially owned by Kenmare Fund I, L.P., and 65,568 shares beneficially owned by Kenmare Offshore, Ltd.

Phillip Frost, M.D.
4400 Biscayne Boulevard
Miami, FL 33137	500,106	0	500,106	16.7%

Ralph Wanger Trust
191 North Wacker Drive
Chicago, IL 60606	256,977	0	256,977	8.6%

WHI Private Equity
Managers Fund LLC
191 N. Wacker Drive
Chicago, IL 60606	250,053	0	250,053	8.3%

Directors and Executive Officers:

John N. Hatsopoulos	513,954	0	513,954	17.1%
Arvin H. Smith	513,954	0	513,954	17.1%
Dr. Richard Chapman	12,503	0	12,503	0.4%
Richard S. Melanson	0	0	0	—
Anthony S. Loumidis	0	0	0	—
Robert Aghababian	0	0	0	—
Barry S. Howe	0	0	0	—
Theo Melas-Kyriazi	0	0	0	—
All executive officers and directors as a group (9 persons)	1,040,411	0	1,040,411	34.7%

* Less than 1%

Item 5. Directors and Executive Officers

Executive Officers and Directors

The following table lists the current members of our board of directors and our executive officers. The address for our directors is c/o GlenRose Instruments Inc., 45 First Avenue, Waltham, Massachusetts 02451. There are no family relationships among members of our board or our executive officers.

Name	Age	Position

John N. Hatsopoulos	72	Chairman of the Board
Arvin H. Smith	77	President, Chief Executive Officer and Director
Dr. Richard Chapman	61	Executive Vice President and Chief Operating Officer
Richard S. Melanson	53	Vice President, Instruments
Dr. Shelton Clark	59	Vice President, Services
Anthony S. Loumidis	42	Treasurer and Chief Financial Officer
Robert Aghababian	65	Director
Barry S. Howe	51	Director
Theo Melas-Kyriazi	47	Director

Mr. Aghababian, and Mr. Howe will be the initial members of our audit committee, which will be established immediately prior to the effectiveness of this registration statement. Mr. Howe has been designated as the audit committee’s financial expert within the meaning of SEC and Nasdaq rules. Messrs. Aghababian and Melas-Kyriazi will be the initial members of our compensation committee, which will be established immediately prior to the effectiveness of this registration statement. We do not have a nominating and corporate governance committee and do not believe that one is necessary or appropriate for a company of our size.

There are no family relationships among any of our directors or executive officers. Each executive officer is elected or appointed by, and serves at the discretion of, our board of directors.

John N. Hatsopoulos is our Chairman of the Board. Mr. Hatsopoulos is one of the four founding members of GlenRose Partnership L.P., and a General Partner of GlenRose Capital LLC, formed in 2000 as a leverage buyout firm focused on making acquisitions in the environmental services and instrumentation business areas. Mr. Hatsopoulos is Partner and Managing Director of Alexandros Partners LLC, a financial advisory firm providing consulting services to early stage entrepreneurial ventures. He is also Chief Executive Officer of American DG Energy Inc. and Tecogen Inc. Mr. Hatsopoulos is a co-founder of Thermo Electron Corporation and the retired President and Vice Chairman of the Board of that company. He is a member of the board of directors of TEI Biosciences Inc., and a “Member of the Corporation” for Northeastern University. Mr. Hatsopoulos graduated from Athens College in Greece, and holds a Bachelor Degree in History and Mathematics from Northeastern University as well as Honorary Doctorates in Business Administration from Boston College and Northeastern University.

Arvin H. Smith is our President and Chief Executive Officer. Mr. Smith is one of the four founding members of GlenRose Partnership L.P., and a General Partner of GlenRose Capital LLC, formed in 2000 as a leverage buyout firm focused on making acquisitions in the environmental services and instrumentation business areas. Mr. Smith was the Chairman of Thermo Instrument Systems Inc., a public subsidiary of Thermo Electron Corporation from 1997 until 2000, and was President and Chief Executive Officer of that company from 1986 until 1996. He was also an Executive Vice President and member of the operating committee of Thermo Electron. Mr. Smith joined Thermo Electron in 1970, where he held various senior management positions. Prior to joining Thermo Electron and during the early years of the space program from 1959 until 1970, he held positions at NASA headquarters in Washington, D.C, as chief of Solar and Chemical Power Systems in the office of Advanced Research & Technology and at the Jet Propulsion Laboratory. He was also employed by General Dynamics from early 1954 until 1959 as an electronic technician and test engineer in the Aircraft Nuclear Propulsion Programs and also served in the United States Navy from 1950 until 1954. Mr. Smith graduated with honors from Texas Christian University and holds Bachelor Degrees in Physics and Mathematics.

Dr. Richard Chapman is our Executive Vice President and Chief Operating Officer. Dr. Chapman is one of the four founding members of GlenRose Partnership L.P., and a General Partner of GlenRose Capital LLC, formed in 2000 as a leverage buyout firm focused on making acquisitions in the environmental services and instrumentation business areas. Dr. Chapman was President, Chief Executive Officer and a Director of ThermoQuest Corporation, a subsidiary of Thermo Electron Corporation, from 1995 until 2000. He was also Senior Vice President of Thermo Instrument Systems, Inc. from 1995 to 2000, and served as Chairman of the Board of Thermo BioAnalysis Corporation from 1995 to 1997, and a Director of Thermo Cardio Systems, Inc., both publicly held subsidiaries of Thermo Electron. He is also a Director of OI Corporation and founder and chairman of Axxiom Inc. In December 2003, he joined the board of directors of Intelligent Ion, Inc., located in Seattle, Washington. He holds Bachelor of Science and Master degrees from the University of North Texas, and a Doctorate from Oregon State University.

Richard S. Melanson is our Vice President, as well as President of the Instruments Group. Mr. Melanson held various senior management positions at Thermo Electron Corporation and its subsidiaries from 1997 to 2002. These positions included serving as President, Thermo Neslab, Senior Vice President and Chief Operating Officer of ThermoSpectra Corporation, Vice President, Business Development, Optical Technologies Sector, President, Industrial Division and President, Weighing and Inspection Division. Mr. Melanson had previously held senior management positions at Philips Electronics, and was CEO of Electroscan Corporation, a venture-backed technology startup. He had also worked for AMRAY Inc., a semiconductor capital equipment company. Mr. Melanson received a Bachelor degree in Business Administration from University of Massachusetts (Lowell Technological Institute) and a Masters Degree in Finance from Bentley College.

Dr. Shelton Clark is our Vice President, as well as the President of the Services Group. From 1990 to 2001, he served in a number of U.S. and international management positions with Thermo Instrument Systems Inc., a public subsidiary of Thermo Electron Corporation. Dr. Clark received a Bachelor of Science degree from the University of North Texas and holds a Doctorate degree from the University of Texas.

Anthony S. Loumidis is our Chief Financial Officer. Mr. Loumidis is Partner and President of Alexandros Partners LLC, a financial advisory firm providing consulting services to early stage entrepreneurial ventures. He is also the Chief Financial Officer of American DG Energy Inc. and Tecogen Inc. Mr. Loumidis was previously with Thermo Electron Corporation where he held various positions including National Sales Manager for Thermo Capital Financial Services, Manager of Investor Relations and Manager of Business Development of Tecomet, a subsidiary of Thermo Electron. Mr. Loumidis is an NASD Registered Representative, holds a Bachelor degree in Business Administration from the American College of Greece in Athens and an MBA from Northeastern University. Mr. Loumidis only devotes a portion of his time to the affairs of the Company.

Robert Aghababian is a member of our Board of Directors. Mr. Aghababian is a tax attorney and former employee of Thermo Electron Corporation where he served as the Director of Tax for seventeen years. Prior to Thermo Electron he served in a similar position for Pneumo-Abex Corporation.

Mr. Aghababian received a Bachelor degree in Business Administration from Northeastern University and is a graduate of Boston College Law School.

Barry S. Howe is a member of our Board of Directors. Mr. Howe was a Corporate Vice President of Thermo Electron Corporation from 2002 to 2004, in charge of the Measurement & Control Sector. Mr. Howe joined Thermo Electron Corporation in 1986 as an Assistant Corporate Controller and was named President of the Thermo Separation Products subsidiary of Thermo Instrument Systems Inc. in 1989. He served as President and Chief Executive Officer of Thermo BioAnalysis from 1995 to 1998 and President and Chief Executive Officer of Thermo Spectra from 1998 to 2000, and Thermo Optek from 1999 to 2000. In 2000 he became President of the Optical Technologies Sector of Thermo Electron, a sector with 20 business units and over $600 million in revenues. Prior to joining Thermo Electron, Mr. Howe was an audit manager with Arthur Andersen & Co. from 1977 to 1985. Mr. Howe received a bachelor’s degree in business administration from Boston University.

Theo Melas-Kyriazi is a member of our Board of Directors. Mr. Melas-Kyriazi was the Chief Financial Officer of Thermo Electron Corporation from January 1999 until October 2004. He was also a Vice President of Thermo Electron since 1998. Mr. Melas-Kyriazi joined Thermo Electron Corporation as Assistant Treasurer in 1986, and was named Treasurer in 1988. From 1988 to 1994, he also served as Treasurer for all of Thermo Electron’s publicly traded subsidiaries. He was President, Chief Executive Officer, and a director for ThermoSpectra of Waltham, Massachusetts, from 1994 to 1998. Prior to joining Thermo Electron, Mr. Melas-Kyriazi was a Manager in the private investment-banking firm of Bourgeois Fils & Co., Inc., located in Exeter, New Hampshire. He is a member of the board of directors of Valeant Pharmaceuticals International (NYSE:VRX) since 2003, and of Cyberkinetics Neurotechnology Systems Inc. (OTC BB: CYKN.OB) since November 2004. Mr. Melas-Kyriazi received a bachelor’s degree in economics from Harvard University, and a master’s degree in business administration from the Harvard Graduate School of Business Administration.

Board of Directors

Our board currently consists of five directors. In addition, our amended and restated by-laws will provide that the authorized number of directors may be changed only by resolution of our board of directors.

Board Committees

Our board of directors has established an audit committee and a compensation committee, to be effective immediately prior to the effectiveness of this registration statement. All of the members of each of these standing committees are independent as defined under Nasdaq rules and, in the case of the audit committee, the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act.

Audit Committee

The audit committee’s responsibilities will include:

•                  appointing, approving the compensation of, and assessing the independence of our independent auditor;

•                  overseeing the work of our independent auditor, including through the receipt and consideration of reports from the independent auditor;

•                  reviewing and discussing with management and our independent auditor our annual and quarterly financial statements and related disclosures;

•                  monitoring our internal control over financial reporting, disclosure controls and procedures, and code of business conduct and ethics;

•                  discussing our risk management policies;

•                  establishing policies regarding hiring employees from our independent auditor and procedures for the receipt and retention of accounting related complaints and concerns;

•                  meeting independently with our independent auditor and management; and

•                  preparing the audit committee report required by SEC rules to be included in our proxy statements.

All audit services and all non-audit services, except de minimis non-audit services, must be approved in advance by the audit committee.

Compensation Committee

The compensation committee’s responsibilities will include:

•                  annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

•                  determining the compensation of our chief executive officer;

•                  reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our other executive officers;

•                  overseeing an evaluation of our senior executives;

•                  overseeing and administering our cash and equity incentive plans; and

•                  reviewing and making recommendations to our board with respect to director compensation.

Corporate Governance

We believe that good corporate governance is important to ensure that, as a public company, we will managed for the long-term benefit of our stockholders. In that regard, we have established and adopted charters for the audit committee and compensation committee, as well as a code of business conduct and ethics applicable to all of our directors, officers and employees.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or its compensation committee. None of the current members of the compensation committee of our board has ever been one of our employees.

Director Compensation

Beginning at such time as this registration statement becomes effective, each director who is not also one of our employees will receive a fee of $500 per day for service on the board, plus an additional fee of $500 per day for serving on each of the audit and compensation committees. Non-employee directors also will be eligible to receive stock options under our equity incentive plan.

We reimburse all of our non-employee directors for reasonable travel and other expenses incurred in attending board of directors and committee meetings. Any director who is also one of our employees receives no additional compensation for serving as a director.

Liability Limitations and Indemnification

The following description is intended as a summary only and is qualified in its entirety by reference to our amended and restated charter and amended and restated by-laws filed as exhibits to this registration statement and to Delaware law. The description of liability limitations and indemnification reflects provisions of our amended and restated charter and by-laws that will become effective upon the effectiveness of this registration statement. We refer in this section to our amended and restated charter as our charter, and we refer to our amended and restated by-laws as our by-laws.

Our charter and by-laws limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•                  any breach of their duty of loyalty to the corporation or its stockholders;

•                  acts of omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law;

•                  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•                  any transaction from which the director derived an improper personal benefit.

The limitations do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission.

Our charter and by-laws provide that we will indemnify our directors and officers, and may indemnify other employees and agents, to the maximum extent permitted by law. We believe that indemnification under our by-laws covers at least negligence and gross negligence on the part of indemnified parties. Our by-laws also permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of actions taken in his or her capacity as an officer, director, employee or agent, regardless of whether the by-laws would permit indemnification.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under our charter or by-laws or the indemnification agreements we have entered into with our directors and officers, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 6. Executive Compensation

The following summarizes the compensation earned during fiscal 2005 by each of our executive officers.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation
			Other Annual
Name and Principal Position	Salary ($)	Bonus	Compensation	Securities Underlying Options

Arvin H. Smith(1)
President and Chief Executive Officer	0	0	0	0

Dr. Richard Chapman
Executive Vice President and
Chief Operating Officer	80,364	0	0	0

Richard S. Melanson
Vice President, Instruments	140,236	0	0	0

Dr. Shelton Clark
Vice President, Services	110,255	0	0	0

Anthony S. Loumidis(2)
Treasurer and Chief Financial Officer	0	0	0	0

Option Grants

There are no outstanding stock options or other rights to purchase our common stock, and we do not anticipate granting any such options or other rights prior to the effectiveness of this registration statement. Our Board and stockholders have adopted our 2005 Stock Option and Incentive Plan and reserved 700,000 shares of our common stock for issuance thereunder. We anticipate that after the effectiveness of this registration statement, and assuming that a trading market for our common stock has developed, we will grant stock options to our employees and outside directors. The terms of such option grants have not yet been determined.

Employee Benefit Plans

2005 Stock Option and Incentive Plan

The Company’s 2005 Stock Option and Incentive Plan (the Stock Plan) was adopted by the Company in September 2005. The Stock Plan provides for the grant of stock-based awards to employees, officers and directors of, and consultants or advisors to, the Company and its subsidiaries. Under the Stock Plan, the Company may grant options that are intended to qualify as incentive stock options

(1) Arvin H. Smith did not receive any salary, bonus or any other compensation in 2005, and will not receive any salary, bonus or any other compensation in 2006, excluding reimbursable expenses.

(2) Anthony S. Loumidis was made Treasurer and Chief Financial Officer of the Company on September 22, 2005. Mr. Loumidis works for the Company, and is also employed by two other organizations. Mr. Loumidis’ anticipated annual salary from the Company will be $60,000.

(incentive stock options) within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the Code), options not intended to qualify as incentive stock options (non-statutory options), restricted stock and other stock-based awards. Incentive stock options may be granted only to employees of the Company. A total of 700,000 shares of Common Stock may be issued upon the exercise of options or other awards granted under the Stock Plan. The maximum number of shares with respect to which awards may be granted to any employee under the Stock Plan shall not exceed 25% of that number.

The Stock Plan is administered by the Board of Directors and the Compensation Committee. Subject to the provisions of the Stock Plan, the Board of Directors and the Compensation Committee each has the authority to select the persons to whom awards are granted and determine the terms of each award, including the number of shares of Common Stock subject to the award. Payment of the exercise price of an award may be made in cash, in a “cashless exercise” through a broker, or if the applicable stock option agreement permits, shares of Common Stock or by any other method approved by the Board or Compensation Committee. Unless otherwise permitted by the Company, awards are not assignable or transferable except by will or the laws of descent and distribution.

Upon the consummation of an acquisition of the business of the Company, by merger or otherwise, the Board shall, as to outstanding awards (on the same basis or on different bases as the Board shall specify), make appropriate provision for the continuation of such awards by the Company or the assumption of such awards by the surviving or acquiring entity and by substituting on an equitable basis for the shares then subject to such awards either (a) the consideration payable with respect to the outstanding shares of Common Stock in connection with the acquisition, (b) shares of stock of the surviving or acquiring corporation or (c) such other securities or other consideration as the Board deems appropriate, the fair market value of which (as determined by the Board in its sole discretion) shall not materially differ from the fair market value of the shares of Common Stock subject to such awards immediately preceding the acquisition. In addition to or in lieu of the foregoing, with respect to outstanding stock options, the Board may, on the same basis or on different bases as the Board shall specify, upon written notice to the affected optionees, provide that one or more options then outstanding must be exercised, in whole or in part, within a specified number of days of the date of such notice, at the end of which period such options shall terminate, or provide that one or more options then outstanding, in whole or in part, shall be terminated in exchange for a cash payment equal to the excess of the fair market value (as determined by the Board in its sole discretion) for the shares subject to such Options over the exercise price thereof. Unless otherwise determined by the Board (on the same basis or on different bases as the Board shall specify), any repurchase rights or other rights of the Company that relate to a stock option or other award shall continue to apply to consideration, including cash, that has been substituted, assumed or amended for a stock option or other award pursuant to these provisions. The Company may hold in escrow all or any portion of any such consideration in order to effectuate any continuing restrictions.

The Board may at any time provide that any stock options shall become immediately exercisable in full or in part, that any restricted stock awards shall be free of some or all restrictions, or that any other stock-based awards may become exercisable in full or in part or free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be.

The Board of Directors or Compensation Committee may, in its sole discretion, amend, modify or terminate any award granted or made under the Stock Plan, so long as such amendment, modification or termination would not materially and adversely affect the participant.

401(k) Plan

Our retirement plan, which we refer to as the 401(k) plan, is qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by an amount no greater than the statutorily prescribed annual limit and may have that amount contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by us. To date, we have not made any contributions to the 401(k) plan.

We currently maintain two defined contribution 401(k) plans within Eberline Services, Inc. Additionally, employees of the Hanford division are covered by a multi-employer, defined benefit plan that is not administered by us.

Eberline employees are eligible to participate in the 401(k) plan immediately. Participants may elect to contribute up to 100% of their compensation to the 401(k) Plans, subject to IRS annual limitations. Eberline makes discretionary matching contributions of up to 4.5% of a participant’s compensation, depending on deferral amount. Eberline contributed approximately $182,000, $210,000, and $267,000 to the 401(k) Plan for the years ended December 31, 2005, December 31, 2004 and December 27, 2003, respectively.

The Lionville Laboratory subsidiary maintains a defined contribution plan that covers all eligible Lionville employees. Eligibility is tied to certain minimum compensation levels, an age requirement (21 years of age), and a minimum service requirement. The plan is funded by elective employee salary deferrals and employer contributions. Employer contribution expense for the year ended December 31, 2005, December 31, 2004 and December 27, 2003 was $12,962, $16,341, and $46,821 respectively.

Employees of Eberline’s Hanford division are eligible to participate in a multi-employer defined benefit plan (Plan). The Plan is administered by Fluor Hanford, Inc., on behalf of eligible, participating companies. The Plan is funded by participating companies on a payroll-by-payroll basis, in amounts actuarially computed by Fluor Hanford, Inc. The Company expenses the computed expense amount annually. Under the terms and conditions of the Plan, individual companies assume no liability for future pension or benefit costs associated with the Plan. The government directly reimburses all pension costs. Accordingly, no information with respect to the Plan is included herein.

In May 2005, the Department of Energy altered the benefit structure for its subcontractors at the Hanford Site. All new employees of Eberline’s Hanford not associated with a bargaining unit agreement will not be eligible to participate in the defined benefit plan. Details of the successor plan are pending approval of DOE.

Item 7. Certain Relationships and Related Transactions

On September 27, 2004, we issued promissory notes to two general partners of the GlenRose Partnership, namely, to Mr. Arvin H. Smith for $1,000,000, and to Mr. John N. Hatsopoulos for $1,000,000, filed respectively as Exhibits 10.1 and 10.2 hereto. The proceeds of those notes along with additional cash from operations were used to repay the bank debt in full. Those notes were replaced on January 1, 2005 with promissory notes for an equal amount that carry an interest rate of Bank Prime Rate plus one percent (1%) per annum. Principal of $62,500 plus accrued interest is due each quarter, payable over a four-year period starting March 31, 2005.

On January 26, 2001, the GlenRose Partnership acquired Lionville Laboratory, Inc. and in connection with this transaction the Company issued to four of the general partners of the GlenRose Partnership senior promissory notes in the principal amount of $500,000 bearing interest at 12.5% per annum. On October 1, 2006 the Company with the consent of the note holders amended and restated the original notes by adjusting the interest rate as follows: 12.5% per annum form January 12, 2001 to December 31, 2003, 10.59% per annum form January 1, 2004 to December 31, 2005 and 8.5% per annum form January 1, 2006 until the Notes are paid in full. These notes are due on December 31, 2011 and are subordinated to the notes issued to Mr. John Hatsopoulos and Mr. Arvin Smith until December 31, 2008 after which such date they become pari passu.

Eberline Services performs certain administrative and professional services on behalf of GlenRose Partnership. GlenRose Partnership is responsible for paying Eberline Services for the expenses incurred for these services. At the end of September 30, 2006, the total amount due was $503,841. We anticipate that immediately before the effectiveness of this registration statement, we will issue a one-time $503,841 cash dividend to GlenRose Partnership. Immediately upon receipt of such a dividend, GlenRose Partnership will remit $503,841 to us as full payment of the sums due for such administrative and professional services.

On January 26, 2001, the GlenRose Partnership acquired Lionville Laboratory, Inc. and in connection with this transaction the Partnership intended to contribute $1,000,000 in capital. Due to certain administrative fees, the actual investment was $49,795 less. The GlenRose Partnership intends to fund the remaining balance to Lionville.

Item 8. Legal Proceedings

As of September 30, 2006, the Company was not party to any litigation or other legal activity that could have a materially adverse affect on our business, operating results or financial condition. In late 2005, the Company received notice of a summary judgment in its favor in the case of Eden vs. State of New Mexico. This case represented the only pending litigation against the Company.

Item  9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information

Our common stock is not currently traded on any stock exchange or electronic quotation system. We expect that our common stock will be traded on the OTC Bulletin Board following the effectiveness of this registration statement.

Holders

As of September 30, 2006, there was one holder of record of our common stock, GlenRose Partnership. We have been advised that, prior to the effectiveness of this registration statement, GlenRose Partnership anticipates that it will distribute all of our common stock that is owned by it to its partners. The partners of GlenRose Partnership include certain of our officers and directors. See “Securities Ownership of Certain Beneficial Ownership and Management” for information on the holders of our common stock giving effect to such distribution. Also see “Description of Registrant’s Securities to be Registered” for a description of our outstanding and issued capital stock.

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as amended (the Securities Act), a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•                  1% of the number of shares of our common stock then outstanding, which will equal approximately 30,000 shares of our common stock; or

•                  the average weekly trading volume of our common stock, if and when our common stock is traded on the OTC Bulletin Board, during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us for at least 90 days.

Under Rule 144(k) under the Securities Act, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of GlenRose Partnership, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Under Rule 144(k), 945,529 shares of our common stock are eligible for resale under Rule 144(k) without any additional holding period.

Giving effect to the distribution by GlenRose Partnership described above, a total of 2,054,471 additional shares of our common stock will qualify for resale under Rule 144 beginning 90 days after the date of the effectiveness of this registration statement.

Stock Options

There are no outstanding stock options or other rights to purchase our common stock, and we do not anticipate granting any such options or other rights prior to the effectiveness of this registration statement. Our Board and stockholders have adopted our 2005 Stock Option and Incentive Plan and reserved 700,000 shares of our common stock for issuance thereunder. We anticipate following the effectiveness of this registration statement, and assuming that a trading market for our common stock has developed, we will grant stock options to our employees and outside directors. The timing and terms of such option grants have not yet been determined. Please see “Executive Compensation–Employee Benefit Plans–2005 Stock Option and Incentive Plan” for a description of the plan. We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the plan. The registration statement is expected to be filed and become effective before the first grant of options under the plan. Accordingly, shares registered under that registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions applicable to these shares.

Dividends

We have never declared or paid any cash dividends on shares of our capital stock. Eberline Services performs certain administrative and professional services on behalf of GlenRose Partnership. GlenRose Partnership is responsible for paying Eberline Services for the expenses incurred for these services. As of September 30, 2006, the total amount due was $503,841. We anticipate that immediately before the effectiveness of this registration statement, we will issue a one-time $503,841 cash dividend to GlenRose Partnership. Immediately upon receipt of such a dividend, GlenRose Partnership will remit $503,841 to us as full payment of the sums due for such administrative and professional services. Other than such a one-time dividend, we currently intend to retain earnings, if any, to fund the development and growth of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs and growth plans.

Item 10. Recent Sales of Unregistered Securities

We issued no shares of capital stock and granted no options to purchase our capital within the past three years.

Item 11. Description of Registrant’s Securities to be Registered

General

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated charter and amended and restated by-laws filed as exhibits to this registration statement and to Delaware law. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur prior to the effectiveness of this registration statement. We refer in this section to our amended and restated charter as our charter, and we refer to our amended and restated by-laws as our by-laws.

Upon consummation of this offering, our authorized capital stock will consist of 10,000,000 shares of common stock, par value $0.01 per share, and 3,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock will be undesignated.

As of September 30, 2006, we had issued and outstanding 3,000,000 shares of common stock, all of which were held by GlenRose Partnership.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our charter provides that we may issue up to 3,000,000 shares of preferred stock in one or more series as may be determined by our board of directors. Our board has broad discretionary authority with respect to the rights of any new series of preferred stock and may establish the following with respect to the shares to be included in each series, without any vote or action of the stockholders:

•      the number of shares;

•      the designations, preferences and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences; and

•      any qualifications, limitations or restrictions.

We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise. The authorized shares of preferred stock, as well as authorized and unissued shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Our board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our board has no current intention of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of the Company. Our board could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price. Any issuance of preferred stock therefore could have the effect of decreasing the market price of our common stock.

Our board of directors will make any determination to issue such shares based on its judgment as to our best interests of the Company and its stockholders. We have no current plan to issue any preferred stock after this offering.

Registration Rights

The Company is not a party to any registration rights agreements.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-Laws

We have elected to be governed by the provisions of Section 203 of the Delaware law statute, which generally will have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for our common stock. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•                  before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; or

•                  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•                  at or after the time the stockholder became interested, the business combination was approved by the board and authorized at a stockholder meeting by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Our by-laws provide that directors may be removed only for cause and then only by the affirmative vote of a majority of the directors present at a meeting duly held at which a quorum is present, or the holders of at least 75% of the votes that all stockholders would be entitled to cast in any annual election of directors. Under our by-laws, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of our board, may only be filled by vote of a majority of our directors then in office, even if less than a quorum. The limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

Our by-laws provide that stockholders may not take any action by written consent in lieu of a meeting and limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting. In addition, our by-laws provide that only our board of directors or our chairman, chief executive officer or president may call a special meeting of stockholders. Business transacted at any special meeting of stockholders must be limited to matters relating to the purpose stated in the notice of the special meeting.

To be “properly brought” before an annual meeting, the proposals or nominations must be:

•                  specified in the notice of meeting;

•                  brought before the meeting by or at the direction of our board of directors; or

•                  brought before the meeting by a stockholder entitled to vote at the meeting who has given to our corporate secretary the required advance written notice, in proper form, of the stockholder’s intention to bring that proposal or nomination before the meeting and who was a stockholder of record on the date on which notice is given.

In addition to other applicable requirements, for a stockholder proposal or nomination to be properly brought before an annual meeting by a stockholder, the stockholder generally must have given notice in proper written form to our corporate secretary not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. If, however, the date of the annual meeting is advanced by more than 20 days or delayed by more than 60 days from the first anniversary of the preceding year’s annual meeting, we must receive the notice (a) no earlier than the one hundred-twentieth day prior to such annual meeting and (b) no later than the close of business on the later of the ninetieth day prior to the annual meeting and the tenth day following the date on which the notice of the date of the meeting was mailed or, if earlier, public disclosure was made. Although our by-laws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s charter or by-laws, unless the charter or by-laws require a greater percentage. Our by-laws may be amended or repealed by a majority vote of our board of directors, subject to any limitations set forth in the by-laws, and may also be amended or repealed by the stockholders by the affirmative vote of the holders of at least 75% of the votes that all the stockholders would be entitled to cast in any annual election of directors. The 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.

Liability Limitations and Indemnification

Our charter provides that we must indemnify our directors and officers and that we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions. In addition, our charter provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except to the extent that the Delaware law statute prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, you may lose some or all of your investment in our common stock if we pay the costs of settlement or damage awards against our directors and officers under these provisions. We believe these provisions, the director and officer insurance we maintain, and the indemnification agreements we have entered into with our directors and officers are necessary to attract and retain talented and experienced directors and officers.

Item 12. Indemnification of Directors and Officers

The Delaware General Corporation Law, our charter and by-laws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to our corporate charter and by-laws filed as Exhibits 3.2 and 3.4 hereto, respectively.

Eberline Services’ current insurance policy expires on February 15, 2007. Upon renewal, and prior to the effectiveness of this registration statement, we expect to obtain insurance coverage that includes our directors and officers.

Item 13. Financial Statements and Supplementary Data

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

GlenRose Instruments, Inc.

We have audited the accompanying consolidated balance sheet of GlenRose Instruments, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GlenRose Instruments, Inc. and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/S/ VITALE, CATURANO & COMPANY, LTD.
Boston, Massachusetts

October 1, 2006

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Board of Directors

Eberline Services, Inc. and Subsidiary

Albuquerque, New Mexico

We have audited the accompanying consolidated balance sheet of Eberline Services, Inc. and subsidiary as of December 31, 2004 and the related consolidated statements of operations, stockholder’s equity, and cash flows for the years ended December 31, 2004 and December 27, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The Lionville Laboratory, Inc. subsidiary for the year ended December 31, 2003 was audited by other auditors whose report, dated February 9, 2004, expressed an unqualified opinion on those statements, except for the effects of not testing Goodwill for impairment as of December 31, 2003 and 2002. We have audited the Lionville Labs goodwill for impairment as of December 31, 2003 and 2002.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eberline Services, Inc. and subsidiary as of December 31, 2004, and the results of their operations and their cash flows for each of the years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company and its subsidiary restated the 2003 (and December 28, 2002 ending consolidated stockholder’s equity balance) consolidated financial statements in connection with the acquisition of Lionville Laboratory, Inc. under common control to reflect as if the subsidiary had been acquired at December 28, 2002.

/S/ NEFF + RICCI LLP

Albuquerque, New Mexico

February 24, 2005, except for the reclassification of notes payable and accrued interest as presented in the December 31, 2004 column in Note 3 as to which the date is October 1, 2006

Consolidated Financial Statements for 2005 & 2004

GLENROSE INSTRUMENTS INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2005 AND DECEMBER 31, 2004

	DECEMBER 31,	DECEMBER 31,
	2005	2004
ASSETS

CURRENT ASSETS
CASH AND CASH EQUIVALENTS	$1,082,750	$710,547
ACCOUNTS RECEIVABLE (NET OF ALLOWANCES OF $78,932 AND $87,341 FOR 2005 AND 2004, RESPECTIVELY)	3,319,169	5,065,254
UNBILLED CONTRACT RECEIVABLES	380,620	209,775
INVENTORY	121,153	123,397
PREPAID EXPENSES	165,356	374,949
DUE FROM RELATED PARTIES	553,636	332,292
INCOME TAX RECEIVABLE	—	112,500
CURRENT DEFERRED TAX ASSET	285,721	153,059
TOTAL CURRENT ASSETS	5,908,405	7,081,773

PROPERTY, PLANT AND EQUIPMENT, NET	2,913,115	3,570,419

OTHER ASSETS
RESTRICTED CASH	420,828	433,797
GOODWILL	2,740,913	2,740,913
TOTAL OTHER ASSETS	3,161,741	3,174,710

TOTAL ASSETS	$11,983,261	$13,826,902

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	DECEMBER 31,	DECEMBER 31,
	2005	2004
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
ACCOUNTS PAYABLE	$910,063	$2,670,390
BANK NOTE PAYABLE	9,784	100,000
CURRENT PORTION LONG-TERM DEBT	500,000	500,000
ACCRUED EMPLOYEE COSTS	1,320,732	1,116,946
ACCRUED EXPENSES	90,256	266,026
INCOME TAXES PAYABLE	167,474	—
TOTAL CURRENT LIABILITIES	2,998,309	4,653,362

LONG-TERM DEBT
DUE TO RELATED PARTIES, SENIOR NOTES	1,000,000	1,500,000
DUE TO RELATED PARTIES, SUBORDINATED NOTES	2,000,000	2,000,000
ACCRUED INTEREST ON SUBORDINATED NOTES	915,383	731,916
TOTAL LONG-TERM DEBT	3,915,383	4,231,916

OTHER LONG-TERM LIABILITIES
DEFERRED TAX LIABILITY	318,881	353,693
OTHER LONG-TERM LIABILITIES	87,735	127,761
TOTAL OTHER LONG-TERM LIABILITIES	406,616	481,454

TOTAL LIABILITIES	7,320,308	9,366,732

STOCKHOLDERS’ EQUITY
COMMON STOCK (PAR VALUE $0.01, 3,000,000 SHARES AUTHORIZED AND OUTSTANDING)	30,000	30,000
PAID-IN CAPITAL	6,770,000	6,770,000
ACCUMULATED DEFICIT	(2,137,046)	(2,339,830)
TOTAL STOCKHOLDERS’ EQUITY	4,662,954	4,460,170

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	$11,983,261	$13,826,902

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GLENROSE INSTRUMENTS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDING DECEMBER 31, 2005, DECEMBER 31, 2004, AND DECEMBER 27, 2003

	DECEMBER 31,	DECEMBER 31,	DECEMBER 27,
	2005	2004	2003
			(RESTATED)

CONTRACT REVENUES	$29,798,291	$28,152,918	$27,288,270

COST OF SALES	27,239,731	26,252,937	23,564,483

GROSS MARGIN FROM OPERATIONS	2,558,560	1,899,981	3,723,787

GENERAL AND ADMINISTRATIVE EXPENSES	2,059,670	2,596,367	3,094,166
GOODWILL IMPAIRMENT	—	606,403	—

OPERATING INCOME / (LOSS)	498,890	(1,302,789)	629,621

OTHER INCOME (EXPENSE)
INTEREST AND OTHER INCOME	51,375	39,952	122,908
INTEREST EXPENSE	(347,481)	(335,815)	(488,752)
TOTAL OTHER INCOME (EXPENSE)	(296,106)	(295,863)	(365,844)

NET INCOME/(LOSS) BEFORE INCOME TAXES	202,784	(1,598,652)	263,777

PROVISION FOR INCOME TAXES	—	359,088	335,639

NET INCOME/ (LOSS)	$202,784	$(1,957,740)	$(71,862)

EARNINGS PER SHARE CALCULATIONS
WEIGHTED AVERAGE COMMON SHARES	3,000,000	3,000,000	3,000,000
BASIC AND DILUTIVE NET EARNINGS (LOSS) PER SHARE	$0.07	$(0.65)	$(0.02)

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GLENROSE INSTRUMENTS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEAR ENDING DECEMBER 31, 2005, DECEMBER 31, 2004 AND DECEMBER 27, 2003

	COMMON STOCK		ADDITIONAL		TOTAL
	NUMBER		PAID IN	ACCUMULATED	STOCKHOLDERS’
	OF SHARES		CAPITAL	DEFICIT	EQUITY

BALANCE, DECEMBER 28, 2002, RESTATED	3,000,000	$30,000	$6,770,000	$(310,228)	$6,489,772

NET LOSS				(71,862)	(71,862)
BALANCE, DECEMBER 27, 2003, RESTATED	3,000,000	$30,000	6,770,000	(382,090)	6,417,910

NET LOSS				(1,957,740)	(1,957,740)
BALANCE, DECEMBER 31, 2004	3,000,000	$30,000	6,770,000	(2,339,830)	4,460,170

NET INCOME	—			202,784	202,784
BALANCE, DECEMBER 31, 2005	3,000,000	$30,000	$6,770,000	$(2,137,046)	$4,662,954

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GLENROSE INSTRUMENTS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2005, DECEMBER 31, 2004, AND DECEMBER 27, 2003

	DECEMBER 31,	DECEMBER 31,	DECEMBER 27,
	2005	2004	2003
			(RESTATED)
CASH FROM OPERATING ACTIVITIES
NET INCOME (LOSS)	$202,784	$(1,957,740)	$(71,862)

ADJUSTMENTS TO RECONCILE NET INCOME (LOSS)
TO NET CASH PROVIDED BY OPERATIONS:
DEPRECIATION/AMORTIZATION	694,897	913,293	924,655
NON-CASH INTEREST EXPENSE	211,802	—	—
GOODWILL IMPAIRMENT	—	606,403	—
PROVISION (BENEFIT) FOR DEFERRED INCOME TAXES	(167,474)	435,502	182,249
GAIN ON DISPOSAL OF EQUIPMENT	—	(29,248)	(96,384)
CHANGES IN OPERATING ASSETS AND LIABILITIES RESTRICTED CASH	12,969	(18,231)	(9,096)
(INCREASE) / DECREASE – ACCOUNTS RECEIVABLE	1,746,085	(2,114,101)	25,299
(INCREASE) / DECREASE - DUE FROM RELATED PARTY	(221,344)	3,299	—
(INCREASE) / DECREASE - UNBILLED CONTRACT RECEIVABLES	(170,845)	323,793	639,093
(INCREASE) / DECREASE - PREPAID EXPENSES	209,593	(44,855)	954,539
(INCREASE) / DECREASE - INVENTORY	2,244	(8,542)	(3,021)
(INCREASE) / DECREASE - INCOME TAX RECEIVABLE	112,500	(112,500)	—
INCREASE / (DECREASE) – ACCOUNTS PAYABLE & ACCRUED LIABILITIES	(1,633,199)	2,752,826	(1,268,232)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,000,011	749,899	1,277,240

CASH FROM INVESTING ACTIVITIES
PURCHASE OF PROPERTY AND EQUIPMENT	(37,594)	(118,860)	(191,678)
PROCEEDS FROM DISPOSAL OF EQUIPMENT	—	34,080	159,060
NET CASH USED IN INVESTING ACTIVITIES	(37,594)	(84,780)	(32,618)

FINANCING ACTIVITIES
PROCEEDS FROM RELATED-PARTY NOTES	—	2,000,000	—
PAYMENT(S) ON NOTES PAYABLE	(590,217)	(3,036,661)	(2,300,585)
NET CASH USED IN FINANCING ACTIVITIES	(590,217)	(1,036,661)	(2,300,585)

NET CASH INCREASE / (DECREASE) FOR YEAR	372,203	(371,542)	(1,055,963)

CASH AT BEGINNING OF YEAR	710,547	1,082,089	2,138,052
CASH AT END OF YEAR	$1,082,750	$710,547	$1,082,089

SUPPLEMENTAL DISCLOSURE
CASH PAID FOR INTEREST	$128,760	$85,199	$214,374
CASH PAID FOR INCOME TAXES	—	—	59,110
ACCRUED INTEREST PAYABLE EXCHANGED FOR NOTE PAYABLE	$—	$491,780	$—

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements for 2005 & 2004

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

GlenRose Instruments Inc. (The Company) was incorporated in September 2005 by the GlenRose Partnership LP (The Partnership), a private-equity partnership located in Waltham, Massachusetts. In September 2005, GlenRose Partnership LP entered into a stock-exchange agreement for the purpose of exchanging 100% (100 shares) of the stock of Eberline Services, Inc. for 100% of the stock (3,000,000 shares) of Glenrose Instruments Inc. Prior year comparative numbers for both the number of shares outstanding and earnings-per-share have been restated for consistency. As of December 31, 2005, Eberline Services, Inc., Eberline Services Hanford, Inc., and Lionville Labs, Inc. collectively constitute 100% of the revenues and expenses of the Company.

GlenRose Instruments Inc., a Delaware corporation, owns 100% of the stock of Eberline Services, Inc. (ESI), Eberline Services Hanford, Inc. (ESHI), and Lionville Labs, Inc. (Lionville), (collectively “Eberline Services”). Eberline Services (collectively) provides radiological services and operates a radiochemistry laboratory network. ESI also provides radiological characterization and analysis, hazardous, radioactive and mixed waste management, as well as facility, environmental, safety, and health management.

On January 1, 2004, Glenrose transferred all 1,000 issued and outstanding shares of $.0001 par value common stock of Lionville to the Company. The 2003 consolidated financial statements have been restated to reflect the business combination as if Lionville was acquired in the beginning of 2003. The restatement also includes the correction of timing differences on ESI’s financial statements as to the recognition of revenue between ESI and Lionville. These timing differences include an understatement of revenue, net of taxes of $82,121 and $83,478 for the years ended December 31, 2003 and 2002, respectively.

As a result of the transfer, the Company recorded the cost basis, net of allowances, of the assets and liabilities. Subsequent to the transfer, the Company determined that the entire amount of Goodwill at Lionville of $606,403 was impaired. The Company also applied a valuation allowance against the entire $253,500 of deferred tax assets at Lionville.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the Company and its subsidiaries ESI, ESHI, and Lionville. All significant intercompany transactions have been eliminated.

Fiscal Year

The Company’s fiscal year-end is the last Sunday of each calendar year. Each quarter is comprised of two four week and one five week period to ensure consistency in prior-year comparative analysis.

Use of Estimates in Preparation of Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and underlying assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and such differences could be material to the financial statements.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of highly liquid cash equivalents and trade receivables. The Company’s cash equivalents are placed with high-credit, quality financial institutions and issuers. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company provides for an allowance for doubtful accounts on receivable balances based upon the expected collectibility of such receivables. One customer represented approximately 52% of the revenues in 2005 and approximately 50% of the revenues in 2004. Federal and state governments collectively account for more than 90% of all revenues. Two customers represented approximately 40% of trade accounts receivables (20% each) at December 31, 2005.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, receivables, accounts payable and borrowings. The Company believes all of the financial instruments’ recorded values approximate current market values.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash deposits and liquid investments with original maturities of three months or less when purchased and are stated at cost.

Restricted Cash

Restricted cash includes certificates of deposit set aside in the event of decommissioning activities of certain laboratory operations or to otherwise meet statutory requirements.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance, repairs and minor renewals are expensed to operations as incurred. Major repairs and betterments, which substantially extend the useful life of the property, are capitalized. Depreciation is provided for principally on a straight-line basis in amounts sufficient to charge the cost of depreciable assets to operations over the estimated service lives of assets as follows:

Buildings & Improvements	12 to 30 years
Computer Equipment	3 years
Plant and Lab Equipment	8 to 10 years

Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the assets or the term of the related leases.

Goodwill

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is subject to an impairment test in the fourth quarter of each year. Goodwill is also reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill for ESI in the amount of $2,740,913 (inclusive of accumulated amortization of $143,923) was not considered to be impaired on December 31, 2005 and December 31, 2004. Prior to the adoption of FAS142, the Company amortized Goodwill in accordance with GAAP. Goodwill that arose at Lionville of $606,403 was considered impaired and written off in 2004.

Revenue Recognition

Revenue for lab services, which are generally short-term, is recognized upon completion of the services. Revenue for government service contracts is recognized as the services are performed. Revenues are recognized based upon actual costs incurred plus specified fees or actual time and materials as required. Calculations of allowable overhead and profit may change after audits by the Defense Contract Audit Agency for cost reimbursable type contracts.

Eberline is engaged principally in three types of service contracts with the federal government and its contractors:

Cost Reimbursable Contracts. Revenue from “Cost-Plus-Fixed-Fee” (CPFF) contracts is recognized on the basis of reimbursable contract costs incurred during the period plus an earned fee. Costs incurred for services which have been authorized and performed, but may not have been billed, are burdened with operational fringe, overhead, general and administrative expenses and fees, and are presented as Unbilled Contract Receivables on the Balance Sheet.

Time-and-Materials Contracts. Revenue from “time and material” contracts is recognized on the basis of man-hours utilized plus other reimbursable contract costs incurred during the period.

Fixed-Price Contracts. Revenue from “fixed-price” contracts is recognized on the percentage-of-completion method. For fixed-price contracts, the amount of revenues recognized is that portion of the total contract amount that the actual cost expended bears to the anticipated final total cost based on current estimates of cost to complete the project (cost-to-cost method). However, when it becomes known that the anticipated final total cost will exceed the contract amount, the excess of cost over the contract amount is immediately recognized as a loss on the contract. Recognition of profit commences on an individual project only when cost to complete the project can reasonably be estimated and after there has been some meaningful performance achieved on the project (greater than 10% complete). Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions (when applicable) and final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Direct costs of contracts include direct labor, subcontractors and consultants, materials and travel. The balance of costs, including facilities costs, insurance, administrative costs, overhead labor and fringe costs, are classified as either indirect costs or General and Administrative Expense, and are allocated to jobs as a percentage of each division’s total cost base. Provision for estimated losses on uncompleted contracts is made in the period in which such losses are determined. Claims and change orders are not recorded and recognized until such time as they have been accepted.

Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded in revenue when received.

Unbilled Receivables

Costs related to work that has been completed and performed, for which revenue has been recognized but are not yet fully billed, are classified as “Unbilled Contract Receivables.”

Inventory

Inventories are stated at the lower of cost or market, valued on a first-in, first-out basis, and include allocations of overhead and labor. Inventory is reviewed periodically for slow-moving and obsolete items. As of December 31, 2005 and 2004, there were no reserves or write-downs recorded against inventory.

Income Taxes

Deferred income taxes are recorded using the liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Earnings per Common Share

The calculation of earnings per common share is based on the weighted-average number of common shares outstanding during the applicable period. The calculation for diluted earnings per common share reflects the effect of all dilutive potential common shares that were outstanding during the respective periods.

Reclassifications

Certain prior-year amounts have been reclassified to conform to the current year presentation.

Recent Pronouncements And Accounting Changes

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS No. 154). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect SFAS 154 to have a material impact on its consolidated financial position, results from operations, or statement of cash flows as of December 31, 2006.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R), which replaces SFAS No. 123 and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. In accordance with a Securities and Exchange Commission rule, companies will be allowed to implement SFAS No. 123R as of the beginning of the first interim or annual period that begins after June 15, 2005. The Company will adopt SFAS No. 123R on January 1, 2006. The Company does not expect SFAS 123R to have a material impact on its consolidated financial position, results from operations, or statement of cash flows as of December 31, 2006.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an Amendment of APB Opinion No. 29”, (hereinafter “SFAS No. 153”). This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, defined as transactions that are not expected to result in significant changes in the cash flows of the reporting entity. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this statement will have no impact on the Company’s financial condition or results of operations at December 31, 2006.

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, “Inventory Costs— an amendment of ARB No. 43, Chapter 4” (hereinafter “SFAS No. 151”). This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” by clarifying that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management believes the adoption of this statement will have no impact on the Company’s financial condition or results of operations at December 31, 2006.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will become effective for the Company beginning in fiscal 2008. The Company is currently evaluating the impact of the adoption of FIN 48 on its financial statements.

NOTE 2 - PROPERTY AND EQUIPMENT

Property, plant and equipment consists of the following:

Asset Class	December 31, 2005	December 31, 2004

Land	$775,514	$775,514
Buildings and Improvements	1,963,968	1,963,968
Machinery and Equipment	5,120,266	5,066,100
Leasehold Improvements	43,663	40,165
	7,903,411	7,845,747
Less: Accumulated Depreciation	(4,990,296)	(4,275,328)
Net Property, Plant and Equipment	$2,913,115	$3,570,419

Depreciation expense for the years 2005, 2004, and 2003 was  $694,896, $913,293, and $924,655 respectively.

NOTE 3 – LONG-TERM DEBT

Long-Term Debt (all owed to related-parties) consists of the following:

Debt Instrument	12/31/05	12/31/04
Due to related parties. Two (2) notes in amount of $1,000,000 each. Interest at Wall Street Journal Prime + 1%, currently 8.00%, quarterly principal payments of $62,500 plus accrued interest. Maturity on December 31, 2011	$1,500,000	$2,000,000

Due to related parties. Four (4) notes in the amount of $500,000 each, principal and accrued interest in accordance with note agreement. Principal and interest due December 31, 2011. (Lionville Notes)	2,915,383	2,731,916

Total Debt	4,415,383	4,731,916

Less: Current Portion of Long-Term Debt	(500,000)	(500,000)

Total Long-Term Debt, net of current portion	$3,915,383	$4,231,916

On October 1, 2006, the Company restructured the terms of the related-party debt. Additionally, the four Lionville Notes were structured such that repayment of the accrued interest would begin in 2007. Repayment of the principal on the two senior notes was extended to 2011. The restructure did not result in a change in interest expense for prior years, or total amount due. For presentation purposes, long-term debt is presented in accordance with the revised note terms retroactively. Future debt payments as restructured:

Future Debt Payments

FY2006	$500,000
FY2007	767,000
FY2008	273,383
FY2009	966,667
FY2010	966,667
FY2011	941,667
$4,415,383

NOTE 4 - COMMITMENTS

The Company and its subsidiaries lease facilities under various operating leases. Future minimum rental commitments for long-term, non-cancelable operating leases at December 31, 2005 are as follows:

	2006	2007	2008	TOTALS

Facilities	$411,961	$16,771	$—	$428,732
Equipment	75,957	75,957	75,957	227,871
	$487,918	$92,728	$75,957	$656,603

Annual rent expense for the years ending December 31, 2005, December 31, 2004, and December 27, 2003 was $412,287, $459,330, and $443,900 respectively.

NOTE 5 – BENEFIT PLANS

The Company currently maintains two defined contribution “401(k)” plans. Additionally, employees of Eberline Services Hanford are covered by a multi-employer, defined benefit plan that is not administered by the Company.

Eberline employees are eligible to participate in the 401(k) plan immediately. Participants may elect to contribute up to 100% of their compensation to the 401(k) Plans, subject to IRS annual limitations. Eberline makes discretionary matching contributions of up to 4.5% of a participant’s compensation, depending on deferral amount. Eberline contributed approximately $182,000, $210,000, and $267,000 to the 401(k) Plan for the years ended December 31, 2005, December 31, 2004 and December 27, 2003, respectively.

The Lionville Laboratory subsidiary maintains a defined contribution plan that covers all eligible Lionville employees. Eligibility is tied to certain minimum compensation levels, an age requirement (21 years of age), and a minimum service requirement. The plan is funded by elective employee salary deferrals and employer contributions. Employer contribution expenses for the years ended December 31, 2005, December 31, 2004 and December 27, 2003 were $12,962, $16,341, and $46,821 respectively.

Employees of ESHI are eligible to participate in a multi-employer defined benefit plan (Plan). The Plan is administered by Fluor Hanford, Inc., on behalf of eligible, participating companies. The Plan is funded by participating companies on a payroll-by-payroll basis, in amounts actuarially computed by Fluor Hanford, Inc. The Company expenses the computed expense amount annually. Under the terms and conditions of the Plan, individual companies assume no liability for future pension or benefit costs associated with the Plan. The government directly reimburses all pension costs. Accordingly, no information with respect to the Plan is included herein. Annual expense amounts are based on the total labor base incurred at the Hanford site. For fiscal year 2005, the expense was approximately $900,000.

In May 2005, the Department of Energy (“DOE”) altered the benefit structure for its subcontractors at the Hanford Site. All new employees of ESHI not associated with a bargaining unit agreement will not be eligible to participate in the defined benefit plan. Details of the successor plan are pending approval of DOE.

NOTE 6 – RELATED-PARTY TRANSACTIONS

Eberline Services performs administrative services on behalf of the Partnership or the Company. Eberline invoices the Partnership of the Company for such services (including Fringe Benefits and G&A) at actual cost. For the year ending December 31, 2005, Eberline Services performed $221,344 in services on behalf of the Company.

Related Party Balances Due to GlenRose Partnership

	December 31, 2005	December 31, 2004

Eberline Services	503,841	282,497
Lionville Labs	49,795	49,795
	$553,636	$332,292

In September 2005, the Company announced its intent to issue a one-time dividend in the amount of $503,841 to satisfy the ESI portion of the related-party transaction. As of September 30, 2006, the dividend had not been declared or otherwise paid.

The $49,795 balance is related to the original investment of the partners. The Partnership intended to contribute $1,000,000 in capital. Due to certain administrative fees, the actual investment was $49,795 less. The Partnership intends to fund the remaining balance to Lionville.

NOTE 7 – EARNINGS PER SHARE

Basic earnings per share are computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock. There are no dilutive securities as of December 31, 2005, December 31, 2004 and December 27, 2003. The following reconciles amounts reported in the financial statements:

	December 31,	December 31,	December 27,
Earnings Per Share	2005	2004	2003
			(Restated)

Income (Loss) available to stockholders	$202,784	$(1,957,740)	$(71,862)

Basic Shares (Denominator)	3,000,000	3,000,000	3,000,000
Basic EPS	$0.07	$(0.65)	$(0.02)

Assumed exercise of dilutive stock
options and warrants	—	—	—
Diluted Shares	3,000,000	3,000,000	3,000,000
Diluted EPS	$0.07	$(0.65)	$(0.02)

Anti-Dilutive Options	—	—	—

NOTE 8 – INCOME TAXES

Components of the provision for income taxes for the years ending December 31, 2005, December 31, 2004, and December 27, 2003 are as follows:

	December 31,	December 31,	December 27,
	2005	2004	2003
			(Restated)

Current Taxes:
Federal	$145,846	$(70,301)	$141,119
State	21,628	(6,113)	12,271
Total Current Taxes	167,474	(76,414)	153,390

Deferred Taxes:
Federal	(145,846)	400,662	143,933
State	(21,628)	34,840	38,316
Total Deferred Taxes - Current	(167,474)	435,502	182,249

Total Income Taxes	$—	$359,088	$335,639

The income tax expense for the years ended December 31, 2005, December 31, 2004, and December 27, 2003 varied from the amount computed by applying the federal statutory income tax rate to income (loss) before taxes. A reconciliation between the statutory rate and effective rate follows:

	December 31,	December 31,	December 27,
	2005	2004	2003

Statutory Rate Applied to Income (Loss) Before Taxes	$167,474	$(559,542)	$92,322
Add (Deduct):
Non-Deductible Goodwill Impairment	—	237,103	—
State Income Tax Expense (Benefit) Net of Federal Benefit	3,403	(22,941)	3,785
Benefit of Loss Carryforward	—	—	(143,300)
Adjustment to Valuation Allowance	(170,877)	669,246	360,000
Other Accruals and Adjustments	—	35,222	22,832
Total Income Tax Expense (Benefit)	$—	$359,088	$335,639

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred taxes at December 31, 2005 and December 31, 2004, are as follows:

	December 31,	December 31,
	2005	2004

Deferred Tax Liabilities
Depreciable Assets	$(318,881)	$(353,693)

Deferred Tax Assets
Accrued Liabilities	307,247	192,748
Accrued Interest	340,230	—
NOL Carryforwards	478,367	989,557
Valuation Allowance	(840,123)	(1,029,246)
	285,721	153,059
Net Deferred Taxes	$(33,160)	$(200,634)

NOTE 9 - STOCK OPTIONS

In September 2005, the Company adopted a Stock Option plan, which reserves 700,000 shares of common stock for issuance thereunder. Under the terms of the plan, certain members of management are eligible for Stock Options pursuant to the terms and conditions of the plan. At December 31, 2005, eligibility and option pricing were not defined. As of December 31, 2005, no options had been issued, or otherwise granted.

NOTE 10 – PREFERRED STOCK

Our charter provides that we may issue up to 3,000,000 shares of preferred stock in one or more series as may be determined by our board of directors. Our board has broad discretionary authority with respect to the rights of any new series of preferred stock and may establish the following with respect to the shares to be included in each series, without any vote or action of the stockholders:

•      the number of shares;

•      the designations, preferences and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences; and

•      any qualifications, limitations or restrictions.

We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise. The authorized shares of preferred stock, as well as authorized and unissued shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Our board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our board has no current intention of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of the Company. Our board could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price. Any issuance of preferred stock therefore could have the effect of decreasing the market price of our common stock.

Our board of directors will make any determination to issue such shares based on its judgment as to our best interests of our the Company and its stockholders. We have no current plan to issue any preferred stock after this offering.

GLENROSE INSTRUMENTS INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

	SEPTEMBER 30,	DECEMBER 31,
	2006	2005
ASSETS

CURRENT ASSETS
CASH AND CASH EQUIVALENTS	$1,433,941	$1,082,750
ACCOUNTS RECEIVABLE (NET OF ALLOWANCES OF $77,296 AND $78,932 FOR 2006 AND 2005, RESPECTIVELY)	3,059,079	3,319,169
UNBILLED CONTRACT RECEIVABLES	474,783	380,620
INVENTORY	115,559	121,153
PREPAID EXPENSES	283,013	165,356
DUE FROM RELATED PARTIES	553,636	553,636
OTHER CURRENT ASSETS	284,393	285,721
TOTAL CURRENT ASSETS	6,204,404	5,908,405

PROPERTY, PLANT AND EQUIPMENT, NET	2,656,689	2,913,115

OTHER ASSETS
RESTRICTED CASH	422,591	420,828
GOODWILL	2,740,913	2,740,913
TOTAL OTHER ASSETS	3,163,504	3,161,741

TOTAL ASSETS	$12,024,597	$11,983,261

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	SEPTEMBER 30,	DECEMBER 31,
	2006	2005
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
ACCOUNTS PAYABLE	$763,543	$910,063
BANK NOTE PAYABLE	3,834	9,784
CURRENT PORTION LONG-TERM DEBT	500,000	500,000
ACCRUED EMPLOYEE COSTS	1,288,322	1,320,732
ACCRUED EXPENSES	151,796	90,256
INCOME TAXES PAYABLE	40,136	167,474
TOTAL CURRENT LIABILITIES	2,747,631	2,998,309

LONG-TERM DEBT
DUE TO RELATED PARTIES, SENIOR NOTES	625,000	1,000,000
DUE TO RELATED PARTIES, SUBORDINATED NOTES	2,000,000	2,000,000
ACCRUED INTEREST ON SUBORDINATED NOTES	1,074,379	915,383
TOTAL LONG-TERM DEBT	3,699,379	3,915,383

OTHER LONG-TERM LIABILITIES	401,214	406,616

TOTAL LIABILITIES	6,848,224	7,320,308

STOCKHOLDERS’ EQUITY
COMMON STOCK (PAR VALUE $0.01, 3,000,000 SHARES AUTHORIZED AND OUTSTANDING)	30,000	30,000
PAID-IN CAPITAL	6,770,000	6,770,000
ACCUMULATED DEFICIT	(1,623,627)	(2,137,046)
TOTAL STOCKHOLDERS’ EQUITY	5,176,373	4,662,954

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	$12,024,597	$11,983,261

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GLENROSE INSTRUMENTS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2006 AND SEPTEMBER 30, 2005

	SEPTEMBER 30,	SEPTEMBER 30,
	2006	2005

CONTRACT REVENUES	$24,206,162	$21,986,813

COST OF SALES	21,854,352	20,176,077

GROSS MARGIN FROM OPERATIONS	2,351,810	1,810,736

GENERAL AND ADMINISTRATIVE EXPENSES	1,607,647	1,564,886

OPERATING INCOME	744,163	245,850

OTHER INCOME (EXPENSE)
INTEREST AND OTHER INCOME	22,900	44,583
INTEREST EXPENSE	(251,446)	(260,531)

TOTAL OTHER INCOME (EXPENSE)	(228,546)	(215,948)

NET INCOME BEFORE INCOME TAXES	515,617	29,902

PROVISION FOR INCOME TAXES	2,198	—

NET INCOME	$513,419	$29,902

EARNINGS PER SHARE CALCULATIONS
WEIGHTED AVERAGE COMMON SHARES	3,000,000	3,000,000
BASIC AND DILUTIVE NET EARNINGS PER SHARE	$0.17	$0.01

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GLENROSE INSTRUMENTS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE PERIODS ENDING SEPTEMBER 30, 2006 AND SEPTEMBER 30, 2005

	SEPTEMBER 30,	SEPTEMBER 30,
	2006	2005
CASH FROM OPERATING ACTIVITIES
NET INCOME	$513,419	$29,902

ADJUSTMENTS TO RECONCILE NET INCOME
TO NET CASH PROVIDED BY OPERATIONS:
DEPRECIATION/AMORTIZATION	430,478	559,084
NON-CASH INTEREST EXPENSE	158,996	164,537
CHANGES IN OPERATING ASSETS AND LIABILITIES
RESTRICTED CASH	(1,762)	(2,885)
(INCREASE) / DECREASE - ACCOUNTS RECEIVABLE	261,418	1,554,407
(INCREASE) / DECREASE - UNBILLED CONTRACT RECEIVABLES	(94,163)	474,155
(INCREASE) / DECREASE - PREPAID EXPENSES	(117,657)	74,444
(INCREASE) / DECREASE - INVENTORY	5,594	—
INCREASE / (DECREASE) - ACCOUNTS PAYABLE & ACCRUED LIABILITIES	(250,130)	(2,087,503)
NET CASH PROVIDED BY OPERATING ACTIVITIES	906,193	766,141

CASH FROM INVESTING ACTIVITIES
PURCHASE OF PROPERTY AND EQUIPMENT	(174,052)	(23,253)
NET CASH USED IN INVESTING ACTIVITIES	(174,052)	(23,253)

FINANCING ACTIVITIES
PAYMENT(S) ON NOTES PAYABLE	(380,950)	(475,000)
NET CASH USED IN FINANCING ACTIVITIES	(380,950)	(475,000)

NET CASH INCREASE FOR PERIOD	351,191	267,888

CASH AT BEGINNING OF PERIOD	1,082,750	710,547
CASH AT END OF PERIOD	$1,433,941	$978,435

SUPPLEMENTAL DISCLOSURE
CASH PAID FOR INTEREST	$91,441	$61,235
CASH PAID FOR INCOME TAXES	$127,338	$—

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes to Interim Financial Statements (Unaudited) for period ending September 30, 2006

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

GlenRose Instruments Inc. (The Company) was incorporated in September 2005 by the GlenRose Partnership LP (The Partnership), a private-equity partnership located in Waltham, Massachusetts. In September 2005, GlenRose Partnership LP entered into a stock-exchange agreement for the purpose of exchanging 100% (100 shares) of the stock of Eberline Services, Inc. for 100% of the stock (3,000,000 shares) of Glenrose Instruments Inc. Prior year comparative numbers for both the number of shares outstanding and earnings-per-share have been restated for consistency. As of December 31, 2005, Eberline Services, Inc., Eberline Services Hanford, Inc., and Lionville Labs, Inc. collectively constitute 100% of the revenues and expenses of the Company.

GlenRose Instruments Inc., a Delaware corporation, owns 100% of the stock of Eberline Services, Inc. (ESI) is the 100% owner of Eberline Services Hanford, Inc. (ESHI), and Lionville Labs, Inc. (Lionville), (collectively “Eberline Services”). Eberline Services (collectively) provides radiological services and operates a radiochemistry laboratory network. ESI also provides radiological characterization and analysis, hazardous, radioactive and mixed waste management, as well as facility, environmental, safety, and health management.

Basis of Presentation and Consolidation Policy

The accompanying Unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly they do not include all the information necessary for a comprehensive presentation of the financial position and results of operations. It is management’s opinion however, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statements presentation. The results for the interim period are not necessarily indicative of the results expected for the year.

The accompanying consolidated financial statements include the Company and its subsidiaries ESI, ESHI, and Lionville. All significant intercompany transactions have been eliminated.

Fiscal Year

The Company’s fiscal year-end is the last Sunday of each calendar year. Each quarter is comprised of two four week and one five week period to ensure consistency in prior-year comparative analysis.

Use of Estimates in Preparation of Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and underlying assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and such differences could be material to the financial statements.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of highly liquid cash equivalents and trade receivables. The Company’s cash equivalents are placed with high-credit, quality financial institutions and issuers. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company provides for an allowance for doubtful accounts on receivable balances based upon the expected collectibility of such receivables. One customer represented more than 50% of the revenue for the years 2004 and 2005. Federal and state governments collectively account for more than 90% of all revenues. Two customers represented approximately 40% of trade accounts receivables (20% each) at 12/31/2005.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, receivables, accounts payable and borrowings. The Company believes all of the financial instruments’ recorded values approximate current market values.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash deposits and liquid investments with original maturities of three months or less when purchased and are stated at cost.

Restricted Cash

Restricted cash includes certificates of deposit set aside in the event of decommissioning activities of certain laboratory operations or to otherwise meet statutory requirements.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance, repairs and minor renewals are expensed to operations as incurred. Major repairs and betterments, which substantially extend the useful life of the property, are capitalized. Depreciation is provided for principally on a straight-line basis in amounts sufficient to charge the cost of depreciable assets to operations over the estimated service lives of assets as follows:

Buildings & Improvements	12 to 30 years
Computer Equipment	3 years
Plant and Lab Equipment	8 to 10 years

Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the assets or the term of the related leases.

Goodwill

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is subject to an impairment test in the fourth quarter of each year. Goodwill is also reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill for ESI in the amount of $2,740,913 was not considered to be impaired at December 31, 2005 and December 31, 2004. Goodwill that arose at Lionville of $606,403 was considered impaired and written off in 2004.

Revenue Recognition

Revenue for lab services, which are generally short-term, is recognized upon completion of the services. Revenue for government service contracts is recognized as the services are performed. Revenues are recognized based upon actual costs incurred plus specified fees or actual time and materials as required. Calculations of allowable overhead and profit may change after audits by the Defense Contract Audit Agency for cost reimbursable type contracts.

Eberline is engaged principally in three types of service contracts with the federal government and its contractors:

Cost Reimbursable Contracts. Revenue from “Cost-Plus-Fixed-Fee” (CPFF) contracts is recognized on the basis of reimbursable contract costs incurred during the period plus an earned fee. Costs incurred for services which have been authorized and performed, but may not have been billed, are burdened with operational fringe, overhead, general and administrative expenses and fees, and are presented as Unbilled Contract Receivables on the Balance Sheet.

Time-and-Materials Contracts. Revenue from “time and material” contracts is recognized on the basis of man-hours utilized plus other reimbursable contract costs incurred during the period.

Fixed-Price Contracts. Revenue from “fixed-price” contracts is recognized on the percentage-of-completion method. For fixed-price contracts, the amount of revenues recognized is that portion of the total contract amount that the actual cost expended bears to the anticipated final total cost based on current estimates of cost to complete the project (cost-to-cost method). However, when it becomes known that the anticipated final total cost will exceed the contract amount, the excess of cost over the contract amount is immediately recognized as a loss on the contract. Recognition of profit commences on an individual project only when cost to complete the project can reasonably be estimated and after there has been some meaningful performance achieved on the project (greater than 10% complete). Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions (when applicable) and final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Direct costs of contracts include direct labor, subcontractors and consultants, materials and travel. The balance of costs, including facilities costs, insurance, administrative costs, overhead labor and fringe costs, are classified as either indirect costs or General and Administrative Expense, and are allocated to jobs as a percentage of each division’s total cost base. Provision for estimated losses on uncompleted contracts is made in the period in which such losses are determined. Claims and change orders are not recorded and recognized until such time as they have been accepted.

Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded in revenue when received.

Unbilled Receivables

Costs related to work that has been completed and performed, for which revenue has been recognized but are not yet fully billed, are classified as “Unbilled Contract Receivables.”

Inventory

Inventories are stated at the lower of cost or market, valued on a first-in, first-out basis, and include allocations of overhead and labor. Inventory is reviewed periodically for slow-moving and obsolete items. As of December 31, 2005 and 2004, there were no reserves or write-downs recorded against inventory.

Income Taxes

Deferred income taxes are recorded using the liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Earnings per Common Share

The calculation of earnings per common share is based on the weighted-average number of common shares outstanding during the applicable period. The calculation for diluted earnings per common share reflects the effect of all dilutive potential common shares that were outstanding during the respective periods.

Reclassifications

Certain prior-year amounts have been reclassified to conform to the current year presentation.

Recent Pronouncements And Accounting Changes

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS No. 154). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect SFAS 154 to have a material impact on its consolidated financial position, results from operations, or statement of cash flows as of December 31 2006.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R), which replaces SFAS No. 123 and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. In accordance with a Securities and Exchange Commission rule, companies will be allowed to implement SFAS No. 123R as of the beginning of the first interim or annual period that begins after June 15, 2005. The Company will adopt SFAS No. 123R on January 1, 2006. The Company does not expect SFAS 123R to have a material impact on its consolidated financial position, results from operations, or statement of cash flows as of December 31, 2006.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an Amendment of APB Opinion No. 29”, (hereinafter “SFAS No. 153”). This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, defined as transactions that are not expected to result in significant changes in the cash flows of the reporting entity. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this statement will have no impact on the Company’s financial condition or results of operations at December 31, 2006.

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4” (hereinafter “SFAS No. 151”). This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” by clarifying that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management believes the adoption of this statement will have no impact on the Company’s financial condition or results of operations at December 31, 2006.

NOTE 2 - EARNINGS PER SHARE

We compute basic earnings per share by dividing net income for the period by the weighted average number of shares of common stock outstanding during the period. We compute our diluted earnings per common share using the treasury stock method. For purposes of calculating diluted earnings per share, we consider our shares issuable in connection with stock options and warrants to be dilutive common stock equivalents when the exercise price is less than the average market price of our common stock for the period. For both the nine months ended September 30, 2006 and 2005, there were no shares issuable in connection with stock options and warrants. The following table outlines the calculation of basic earnings per share and diluted earnings per share for the nine months ended September 30, 2006 and 2005.

	Nine Months Ended
	Sep, 30	Sep, 30
Earnings Per Share	2006	2005

Income (Loss) available to stockholders	$513,419	$29,902

Basic Shares (Denominator)	3,000,000	3,000,000
Basic EPS	$0.17	$0.01

Assumed exercise of dilutive stock
options and warrants	—	—
Diluted Shares	3,000,000	3,000,000
Diluted EPS	$0.17	$0.01

Anti-Dilutive Options	—	—

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

The Company had engaged Neff & Ricci LLP as its principal accountants for the fiscal years ending December 31, 2004 and December 27, 2003. On February 13, 2006 the Company received a resignation notice from Neff & Ricci, LLP as its principal accountants. On February 14, 2006, the Company engaged Vitale, Caturano & Company, Ltd. as its independent registered public accounting firm to perform the Company’s annual audit for its fiscal year ending December 31, 2005. The decision to engage Vitale, Caturano & Company Ltd. and accept the Neff & Ricci, LLP resignation was made by the Audit Committee of the Board of Directors.

In connection with the audits of the two fiscal years ended December 31, 2004 and December 27, 2003, there were no: (1) disagreements with Neff & Ricci, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events as described by Item 304(a)(1)(v) of Regulation S-K.

The audit report of Neff & Ricci, LLP relating to the consolidated financial statements of Eberline Services, Inc. and subsidiaries as of December 31, 2004 and for the two years then ended, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

Item 15. Financial Statements and Exhibits

Financial Statements

An index to the financial statements filed as part of this registration statement is contained in Item 13 above.

Exhibit Number		Description
3.1	–	Certificate of Incorporation as currently in effect
3.2	–	Certificate of Incorporation to be in effect upon the effectiveness of this registration statement
3.3	–	By-laws as currently in effect
3.4	–	By-laws to be in effect upon the effectiveness of this registration statement
10.1	–	Promissory note of Eberline Services, Inc. issued to Arvin Smith dated as of January 1, 2005
10.2	–	Promissory note of Eberline Services, Inc. issued to John N. Hatsopoulos and Patricia Hatsopoulos dated as of January 1, 2005
10.3	–	Glenrose Instruments Inc. 2005 Stock Option and Incentive Plan
10.4	–	Lease Agreement between G-C-T Corporation and Lionville Laboratories, Inc. dated September 23, 2004
10.5	–	Lease Agreement between J.W. Gibson Construction Company and Eberline Analytical Corp. dated October 24, 2000
10.6	–	Subcontract No. 03-PS-013 to Prime Contract Number 4734-001-03-C2 between KSL Services JV and Eberline Services Inc. dated November 23, 2003
10.7	–	Agreement between the Regents of the University of California (Los Alamos National Laboratory) and Eberline Services Inc. dated July 26, 2002
10.8*	–	Agreement between Washington Closure Hanford, LLC and Eberline Services Hanford, Inc.
11.1*	–	Statement re computation of per share earnings
14.1	–	Code of Business Conduct and Ethics to be in effect upon the effectiveness of this registration statement
16.1	–	Letter on change in certifying accountant
21.1	–	List of subsidiaries

* To be filed by amendment.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 17, 2006.

GLENROSE INSTRUMENTS INC.

By:	/s/ JOHN N. HATSOPOULOS
John N. Hatsopoulos
Chairman